FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336

For the month of February 2011.

NKSJ Holdings, Inc.

(Translation of registrant’s name into English)

26-1, Nishi-Shinjuku 1-chome

Shinjuku-ku, Tokyo 160-8338

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

Information furnished on this form:

1.	[English Translation]

Summary of Consolidated Financial Results for the nine months ended December 31, 2010

2.	[English Translation]

Summary of Consolidated Financial Results for the nine months ended December 31, 2010

(Supplementary Information)

3.	[English Summary]

Quarterly Securities Report for the Three Months Ended December 31, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NKSJ Holdings, Inc.
Date: February 22, 2011
	By:	/S/ HIROHISA KURUMIDA
Hirohisa Kurumida
Manager of Corporate Legal Department

[English Translation]

Summary of Consolidated Financial Results for the nine months ended December 31, 2010

UNOFFICIAL TRANSLATION

This document is an unofficial English translation of the Japanese original.

February 14, 2011

NKSJ Holdings, Inc.

Summary of Consolidated Financial Results for the nine months ended December 31, 2010

[under Japanese GAAP]

Company Name:	NKSJ Holdings, Inc.
Listed on:	Tokyo and Osaka Stock Exchange
Stock Code Number:	8630
URL:	http://www.nksj- hd.com/
Representative Director:	Masatoshi Sato, President & CEO
Contact:	Kazuhisa Tamura, Manager, Accounting Department

Scheduled date to file Quarterly Securities Report:	February 14, 2011
Scheduled date to start payment of dividends:	———
Supplementary information for quarterly financial statements:	Yes
Schedule for quarterly investor meeting:	None

Note) Any amounts less than one million yen are rounded down, unless otherwise noted.

1.	Consolidated Financial Results for the nine months ended December 31, 2010 (April 1 to December 31, 2010)

(1)	Consolidated Results of Operations

Note) The percentages are changes from corresponding period of previous fiscal year.

	Ordinary income		Ordinary profit		Net income
	millions of yen	%	millions of yen	%	millions of yen	%
Nine months ended December 31, 2010	2,002,076	—	45,973	—	24,846	—
Nine months ended December 31, 2009	—	—	—	—	—	—

	Net income per share	Diluted net income per share
	yen	yen
Nine months ended December 31, 2010	14.96	14.93
Nine months ended December 31, 2009	—	—

(2)	Consolidated Financial Conditions

	Total assets	Total net assets	Equity ratio	Total net assets per share
	millions of yen	millions of yen	%	yen
As of December 31, 2010	9,022,852	1,168,156	12.9	700.32
As of March 31, 2010	—	—	—	—

Reference) Equity capital:	As of December 31, 2010	1,162,837 million yen
	As of March 31, 2010	— million yen

2.	Dividends

Dividends per share
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Annual
	yen	yen	yen	yen	yen
Fiscal year ended March 31, 2010	—	—	—	—	—
Fiscal year ending March 31, 2011	—	—	—
Fiscal year ending March 31, 2011 (Forecast)				20.00	20.00

Note)  Revision to the forecasts for dividends during the third quarter: None

3.	Consolidated Forecasts for the fiscal year ending March 31, 2011 (April 1, 2010 to March 31, 2011)

Note) The percentages are changes from corresponding period of previous fiscal year.

	Ordinary income		Ordinary profit		Net income		Net income per share
	millions of yen	%	millions of yen	%	millions of yen	%	yen
Fiscal year ending March 31, 2011 (April 1, 2010 to March 31, 2011)	2,625,000	—	48,000	—	25,000	—	15.05

Note)	Revision to the forecasts for the fiscal year during the third quarter: None

4.	Other

Note)   Please refer to “Other Information” on page 2 for details.

(1)	Changes in significant subsidiaries during the third quarter: None

Note)   The above shows changes in specified subsidiaries resulting in the change in the scope of consolidation during the third quarter.

(2)	Adoption of simplified accounting methods or special accounting methods: Yes

Note)   The above shows adoption of simplified accounting methods or accounting methods used specifically for the preparation of the quarterly consolidated financial statements.

(3)	Changes in accounting policies, procedures and methods of presentation

 Changes due to revisions to accounting standards:	None

‚ Changes due to other reasons:	None

Note)	The above shows changes which are shown in “Changes in significant accounting policies for the preparation of the quarterly consolidated financial statements”.

(4)	Number of shares outstanding (Common stock) :

 Total shares outstanding including treasury stock:

As of December 31, 2010	1,661,409,178 shares

As of March 31, 2010	— shares

‚ Treasury stock:

As of December 31, 2010	975,828 shares

As of March 31, 2010	— shares

ƒ Average number of shares outstanding:

For the nine months ended December 31, 2010	1,660,680,200 shares

For the nine months ended December 31, 2009	— shares

(Disclosure regarding the execution of the quarterly review process)

This summary is outside the scope of the quarterly review procedure which is required by “Financial Instruments and Exchange Act”, but the review procedure of the quarterly financial statements was completed.

(Notes for using forecasted information etc.)

The forecasts included in this document are based on the currently available information and certain assumptions that we believe reasonable. Accordingly, the actual results may differ materially from those projected herein depending on various factors.

For notes for using forecasted information, please refer to “Note Regarding Forward-looking Statements” on page 11.

NKSJ Holdings, Inc. was established on April 1, 2010 as a holding company of Sompo Japan Insurance Inc. and NIPPONKOA Insurance Co., Ltd. This consolidated fiscal year is the first period, so there are no results for the fiscal year ended March 31, 2010 and the nine months ended December 31, 2009.

1

1.	Qualitative Information related to the Consolidated Financial Results for the nine months ended December 31, 2010

(1)	Qualitative information related to the consolidated results of operations

The consolidated results of operations for the nine months ended December 31, 2010 are as follows.

1,903.0 billion yen of underwriting income, 91.9 billion yen of investment income and 7.0 billion yen of other ordinary income resulted in 2,002.0 billion yen of ordinary income.

In contrast, 1,602.7 billion yen of underwriting expenses, 30.4 billion yen of investment expenses, 314.2 billion yen of operating, general and administrative expenses and 8.7 billion yen of other ordinary expenses resulted in 1,956.1 billion yen of ordinary expenses.

As a result, ordinary profit amounted to 45.9 billion yen and net income amounted to 24.8 billion yen.

(2)	Qualitative information related to the consolidated financial conditions

As of December 31, 2010, the total assets amounted to 9,022.8 billion yen and the total net assets amounted to 1,168.1 billion yen.

(3)	Qualitative information related to the consolidated forecasts

There is no change on the consolidated forecasts for the fiscal year ending March 31, 2011 (full fiscal year) as disclosed on November 19, 2010.

2.	Other Information

(1)	Summary of changes in significant subsidiaries

None.

(2)	Summary of adoption of simplified accounting methods or special accounting methods

Income taxes are calculated by applying a reasonably estimated effective tax rate to income before income taxes. The estimated effective tax rate is determined by estimating the effective tax rate after applying deferred tax accounting for the fiscal year, including the third quarter of this fiscal year. When it is remarkably unreasonable to adopt this accounting method, income taxes are calculated by the statutory effective tax rate.

(3)	Summary of changes in accounting policies, procedures and methods of presentation

NKSJ Holdings, Inc. is a sole parent company of Sompo Japan Insurance Inc. and NIPPONKOA Insurance Co., Ltd. established through share exchange on April 1, 2010. This consolidated fiscal year is the first period, so there is no change in accounting policies, procedures and methods of presentation.

2

3.	Quarterly Consolidated Financial Statements

(1)	Quarterly Consolidated Balance Sheets

(Millions of yen)
As of December 31, 2010
Assets:
Cash and deposits	234,188
Call loans	64,225
Receivables under resale agreements	64,984
Receivables under securities borrowing transactions	25,502
Monetary receivables bought	34,720
Money trusts	81,392
Securities	6,580,373
Loans	706,428
Tangible fixed assets	361,289
Intangible fixed assets	52,711
Other assets	591,847
Deferred tax assets	231,373
Allowance for possible loan losses	(6,185)

Total assets	9,022,852

Liabilities:
Underwriting funds:	7,316,385
Reserve for outstanding losses and claims	974,282
Underwriting reserves	6,342,103
Bonds	128,000
Other liabilities	269,447
Reserve for retirement benefits	108,981
Reserve for retirement benefits to directors	129
Reserve for bonus payments	7,446
Reserves under the special laws:	23,325
Reserve for price fluctuation	23,325
Deferred tax liabilities	978

Total liabilities	7,854,696

Net assets:
Shareholders’ equity:
Common stock	100,045
Capital surplus	438,555
Retained earnings	336,104
Treasury stock	(567)

Total shareholders’ equity	874,137

Valuation and translation adjustments:
Unrealized gains on securities available for sale, net of tax	315,576
Deferred gains on hedges	4,274
Foreign currency translation adjustments	(31,150)

Total valuation and translation adjustments	288,699

Stock acquisition rights	2,362
Non-controlling interests	2,955

Total net assets	1,168,156

Total liabilities and net assets	9,022,852

3

(2)	Quarterly Consolidated Statements of Income

(Millions of yen)
Nine months ended December 31, 2010 (April 1 to December 31, 2010)

Ordinary income:	2,002,076
Underwriting income:	1,903,022
Net premiums written	1,465,475
Deposits of premiums by policyholders	118,276
Interest and dividend income on deposits of premiums, etc.	44,860
Life insurance premiums written	171,436
Reversal of reserve for outstanding losses and claims	59,675
Reversal of underwriting reserves	39,068
Investment income:	91,957
Interest and dividend income	116,534
Investment gains on money trusts	847
Gains on sales of securities	9,396
Transfer of interest and dividend income on deposits of premiums, etc.	(44,860)
Other ordinary income	7,097
Ordinary expenses:	1,956,103
Underwriting expenses:	1,602,747
Net claims paid	925,954
Loss adjustment expenses	97,439
Net commissions and brokerage fees	265,020
Maturity refunds to policyholders	264,815
Life insurance claims paid	43,872
Investment expenses:	30,422
Investment losses on money trusts	914
Investment losses on trading securities	17
Losses on sales of securities	3,607
Impairment losses on securities	9,854
Operating, general and administrative expenses	314,200
Other ordinary expenses:	8,734
Interest paid	5,403

Ordinary profit	45,973

Extraordinary gains:	2,251
Gains on disposal of fixed assets	316
Gains on negative goodwill	149
Other extraordinary gains	1,785
Extraordinary losses:	7,210
Losses on disposal of fixed assets	493
Impairment losses	662
Provision for reserves under the special laws:	4,832
Provision for reserve for price fluctuation	4,832
Other extraordinary losses	1,222

Income before income taxes and non-controlling interests	41,014

Income taxes and deferred income taxes	16,418

Income before non-controlling interests	24,596

Non-controlling interests	(250)

Net income	24,846

4

(3)	Notes on Going-Concern Assumption

None.

(4)	Notes for Material Changes in Shareholders’ Equity

None.

5

(5)	Securities

As of December 31, 2010

1.	Bonds held to maturity (which have readily determinable fair value)

	(Millions of yen)
	Carrying amount on balance sheet	Fair value	Unrealized gains (losses)
Domestic bonds	1,109,413	1,164,456	55,043
Foreign securities	62,422	63,158	735

Total	1,171,836	1,227,614	55,778

2.	Policy reserve matching bonds (which have readily determinable fair value)

	(Millions of yen)
	Carrying amount on balance sheet	Fair value	Unrealized gains (losses)
Domestic bonds	14,775	15,248	473

Total	14,775	15,248	473

3.	Securities available for sale (which have readily determinable fair value)

	(Millions of yen)
	Cost	Carrying amount on balance sheet	Unrealized gains (losses)
Domestic bonds	2,431,283	2,500,594	69,310
Domestic stocks	1,135,321	1,609,106	473,784
Foreign securities	1,092,602	1,034,476	(58,126)
Others	89,625	92,171	2,545

Total	4,748,834	5,236,348	487,513

Notes)

1.	Certificate of deposit, which are classified as cash and deposits and beneficial interests in the loan trusts, which are classified as monetary receivables bought in the quarterly consolidated balance sheet, are included in “Others” above.
2.	Impairment losses on securities available for sale which have readily determinable fair value amount to 8,918 million yen. NKSJ Holdings, Inc. and its domestic consolidated subsidiaries recognize impairment losses on securities available for sale which have readily determinable fair value if fair value declines by 30% or more of their cost as of the quarterly balance sheet date, as a rule.

6

(6)	Derivatives Transactions

As of December 31, 2010

		(Millions of yen)
Type	Transaction	Notional amount		Fair value	Unrealized gains (losses)
Currency derivatives	Forward foreign exchanges:
	Short	59,286		1,891	1,891
	Long	16,466		(314)	(314)
	Currency options:
	Short	35,823
		87	*	(30)	57
	Long	33,174
		87	*	143	55

Equity derivatives	Equity index futures:
	Short	5,611		(55)	(55)
	Equity index options:
	Short	5,417
		205	*	(1)	203
	Long	4,400
		205	*	108	(96)

Bond derivatives	Bond futures:
	Long	1,426		(13)	(13)

Others	Credit derivatives:
	Short	9,000		66	66
	Long	2,000		0	0
	Weather derivatives:
	Short	472
		19	*	(10)	8
	Earthquake derivatives:
	Short	3,960
		119	*	(10)	109
	Long	3,555
		366	*	125	(241)

Total		—		1,899	1,672

Notes)

1.	Derivatives transactions to which hedge accounting is applied are excluded.
2.	Amounts with an asterisk (*) represent the amount of the option premiums.

7

4.	Supplementary Information

(1)	Summary of Results of Operations

(Millions of yen)
Nine months ended December 31, 2010 (April 1 to December 31, 2010)
Ordinary income and expenses:
Underwriting income:	1,903,022
Net premiums written	1,465,475
Deposits of premiums by policyholders	118,276
Life insurance premiums written	171,436
Underwriting expenses:	1,602,747
Net claims paid	925,954
Loss adjustment expenses	97,439
Net commissions and brokerage fees	265,020
Maturity refunds to policyholders	264,815
Life insurance claims paid	43,872

Investment income:	91,957
Interest and dividend income	116,534
Gains on sales of securities	9,396
Investment expenses:	30,422
Losses on sales of securities	3,607
Impairment losses on securities	9,854

Operating, general and administrative expenses	314,200

Other ordinary income and expenses	(1,636)

Ordinary profit	45,973

Extraordinary gains and losses:
Extraordinary gains	2,251
Extraordinary losses	7,210

Net extraordinary losses	(4,958)

Income before income taxes and non-controlling interests	41,014
Income taxes and deferred income taxes	16,418
Income before non-controlling interests	24,596
Non-controlling interests	(250)

Net income	24,846

8

(2)	Premiums Written and Claims Paid by Lines of Business (Consolidated)

Direct premiums written (including deposits of premiums by policyholders)

	(Millions of yen)
	Nine months ended December 31, 2010 (April 1 to December 31, 2010)
Business line	Amount	% of total amount	Rate of change
		%	%
Fire and allied insurance	271,837	16.2	—
Marine insurance	42,804	2.5	—
Personal accident insurance	220,869	13.2	—
Voluntary automobile insurance	738,727	44.0	—
Compulsory automobile liability insurance	190,641	11.4	—
Others	214,201	12.8	—

Total	1,679,082	100.0	—
Deposits of premiums by policyholders	118,276	7.0	—

Net premiums written
	(Millions of yen)
	Nine months ended December 31, 2010 (April 1 to December 31, 2010)
Business line	Amount	% of total amount	Rate of change
		%	%
Fire and allied insurance	179,648	12.3	—
Marine insurance	35,520	2.4	—
Personal accident insurance	139,003	9.5	—
Voluntary automobile insurance	737,863	50.3	—
Compulsory automobile liability insurance	182,733	12.5	—
Others	190,705	13.0	—

Total	1,465,475	100.0	—

Net claims paid
	(Millions of yen)
	Nine months ended December 31, 2010 (April 1 to December 31, 2010)
Business line	Amount	% of total amount	Rate of change
		%	%
Fire and allied insurance	71,574	7.7	—
Marine insurance	17,584	1.9	—
Personal accident insurance	75,729	8.2	—
Voluntary automobile insurance	461,528	49.8	—
Compulsory automobile liability insurance	172,767	18.7	—
Others	126,768	13.7	—

Total	925,954	100.0	—

Note to the above three tables:

The above figures represent amounts before offsetting internal transactions among consolidated segments.

9

(3)	Life Insurance Business (Consolidated)

Life insurance premiums

	(Millions of yen)
	Nine months ended December 31, 2010 (April 1 to December 31, 2010)
	Amount	Rate of change
		%
Life insurance premiums	171,436	—

Note) The above figures represent amounts before offsetting internal transactions among consolidated segments.

Total amount of policies in force

	(Millions of yen)
	As of December 31, 2010
	Amount	Rate of change
		%
Individual insurance	16,308,118	—
Individual annuities	278,566	—
Group insurance	3,038,924	—
Group annuities	—	—

Notes)

1.	The above figures represent amounts before offsetting internal transactions among consolidated segments.
2.	Amount of “Individual annuities” represents the sum of annuity fund at the beginning of annuity payment of contracts before the beginning of annuity payment and policy reserves for the contracts after the beginning of annuity payment.

Total amount of new policies

	(Millions of yen)
	Nine months ended December 31, 2010 (April 1 to December 31, 2010)
	Net increase by new policies and conversion	New policies	Net increase by conversion
Individual insurance	2,328,639	2,328,639	—
Individual annuities	10,839	10,839	—
Group insurance	30,068	30,068	—
Group annuities	—	—	—

Notes)

1.	The above figures represent amounts before offsetting internal transactions among consolidated segments.
2.	Amount of “Net increase by new policies and conversion” for “Individual annuities” represents the amount of annuity fund at the beginning of annuity payment.

Annualized premiums of new policies (individual insurance and individual annuities)

	(Millions of yen)
	Nine months ended December 31, 2010 (April 1 to December 31, 2010)
	Amount	Rate of change
		%
Annualized premiums of new policies	28,068	—

Note) The above figures represent amounts before offsetting internal transactions among consolidated segments.

10

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the information in relation to the NKSJ Holdings, Inc. (“NKSJ”). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of NKSJ in light of the information currently available to NKSJ, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of NKSJ, as the case may be, to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. NKSJ does not undertake or will not undertake any obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by NKSJ in their subsequent domestic filings in Japan and filings with, or submissions to, the U.S. Securities Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, those below. The risks, uncertainties and other factors are also referred to in our domestic Quarterly Securities Reports.

(1)	Effects of deterioration of economic and business conditions in Japan

(2)	Risk of intensification of competition in the property and casualty insurance business

(3)	Changes to laws, regulations, and systems

(4)	Natural catastrophe risks related to insurance products

(5)	Occurrence of losses exceeding projection

(6)	Reinsurance risk

(7)	Effects of declining stock price

(8)	Effects of fluctuation in interest rate

(9)	Credit risk

(10)	Effects of fluctuation in foreign exchange rate

(11)	Liquidity risk

(12)	Life insurance business risks

(13)	Overseas business risk

(14)	Non-insurance business risk

(15)	Credit rating downgrade

(16)	Business interruption risk in case of natural disasters, etc.

(17)	Information security risk

(18)	Reputational risk

(19)	System integration risk

(20)	Risk of failure to adequately realize business integration synergies

(21)	Risks related to merger of life insurance subsidiaries

(22)	Other risks

11

[English Translation]

Summary of Consolidated Financial Results for the nine months ended December 31, 2010

(Supplementary Information)

UNOFFICIAL TRANSLATION

This document is an unofficial English translation of the Japanese original.

Summary of Consolidated Financial Results

for the nine months ended December 31, 2010

Supplementary Information

February 14, 2011

NKSJ Holdings, Inc.

(Stock code number : 8630)

Summary of Consolidated Financial Results for the nine months ended December 31, 2010

Supplementary Information Contents

Overview	of Business Results of Principal Consolidated Subsidiaries

Sompo Japan Insurance Inc. (Non-consolidated)

Quarterly Balance Sheets

	(Millions of yen)
	As of December 31, 2010	As of March 31, 2010	Increase (Decrease)
	Amount	Amount
Assets:
Cash and deposits	48,404	118,455	(70,051)
Call loans	53,500	46,800	6,700
Receivables under resale agreements	64,984	61,489	3,494
Monetary receivables bought	31,559	34,585	(3,026)
Money trusts	3,502	6,773	(3,271)
Securities	3,454,480	3,525,735	(71,254)
Loans	467,274	476,173	(8,899)
Tangible fixed assets	209,905	212,244	(2,338)
Intangible fixed assets	96	758	(662)
Other assets	359,722	437,671	(77,948)
Deferred tax assets	150,889	121,347	29,541
Allowance for possible loan losses	(3,642)	(5,068)	1,426
Allowance for possible investment losses	(7,907)	(7,734)	(172)

Total assets	4,832,768	5,029,232	(196,463)

Liabilities:
Underwriting funds:	3,674,736	3,797,586	(122,849)
Reserve for outstanding losses and claims	630,548	687,801	(57,252)
Underwriting reserves	3,044,187	3,109,784	(65,597)
Bonds	128,000	128,000	—
Other liabilities	162,839	181,855	(19,015)
Reserve for retirement benefits	81,003	76,741	4,261
Reserve for bonus payments	5,088	13,405	(8,317)
Reserves under the special laws:	13,821	11,462	2,358
Reserve for price fluctuation	13,821	11,462	2,358

Total liabilities	4,065,489	4,209,051	(143,562)

Net assets:
Shareholders’ equity:
Common stock	70,000	70,000	—
Capital surplus	24,229	24,229	—
Retained earnings	341,269	338,304	2,965
Total shareholders’ equity	435,499	432,534	2,965
Valuation and translation adjustments:
Unrealized gains on securities available for sale, net of tax	331,779	386,343	(54,563)
Total valuation and translation adjustments	331,779	386,343	(54,563)
Stock acquisition rights	—	1,302	(1,302)

Total net assets	767,279	820,181	(52,901)

Total liabilities and net assets	4,832,768	5,029,232	(196,463)

Sompo Japan Insurance Inc. (Non-consolidated)

Quarterly Statements of Income

			(Millions of yen)
			Nine months ended December 31, 2009 (April 1 to December 31, 2009)	Nine months ended December 31, 2010 (April 1 to December 31, 2010)	Increase (Decrease)	Rate of change
			Amount	Amount
Ordinary income:			1,246,139	1,250,890	4,751	0.4%
Underwriting income:			1,191,885	1,199,925	8,040	0.7
Net premiums written			951,167	953,354	2,186	0.2
Deposits of premiums by policyholders			86,824	90,610	3,786	4.4
Interest and dividend income on deposits of premiums, etc.			31,668	29,333	(2,334)	(7.4)
Reversal of reserve for outstanding losses and claims			68,586	57,252	(11,334)	(16.5)
Reversal of underwriting reserves			52,198	65,597	13,398	25.7
Investment income:			49,818	46,836	(2,981)	(6.0)
Interest and dividend income			66,092	62,758	(3,333)	(5.0)
Investment gains on money trusts			0	0	0	810.4
Investment gains on trading securities			25	—	(25)	(100.0)
Gains on sales of securities			12,538	4,737	(7,801)	(62.2)
Transfer of interest and dividend income on deposits of premiums, etc.			(31,668)	(29,333)	2,334	—
Other ordinary income			4,435	4,128	(306)	(6.9)

Ordinary expenses:			1,218,150	1,211,186	(6,964)	(0.6)
Underwriting expenses:			1,011,802	1,016,719	4,917	0.5
Net claims paid			647,426	609,055	(38,370)	(5.9)
Loss adjustment expenses			57,887	69,667	11,779	20.3
Net commissions and brokerage fees			160,338	161,168	830	0.5
Maturity refunds to policyholders			138,682	172,814	34,131	24.6
Investment expenses:			25,018	21,935	(3,083)	(12.3)
Investment losses on money trusts			1,127	395	(731)	(64.9)
Investment losses on trading securities			—	23	23	—
Losses on sales of securities			5,528	2,042	(3,485)	(63.0)
Impairment losses on securities			6,642	6,137	(505)	(7.6)
Operating, general and administrative expenses			173,990	166,407	(7,583)	(4.4)
Other ordinary expenses:			7,338	6,123	(1,214)	(16.5)
Interest paid			4,246	5,299	1,053	24.8

Ordinary profit			27,989	39,704	11,715	41.9

Extraordinary gains:			15,857	3,219	(12,637)	(79.7)
Gains on disposal of fixed assets			843	131	(712)	(84.5)
Other extraordinary gains			15,013	3,088	(11,925)	(79.4)
Extraordinary losses:			4,909	3,679	(1,230)	(25.1)
Losses on disposal of fixed assets			615	293	(321)	(52.2)
Impairment losses			—	259	259	—
Provision for reserves under the special laws:			4,294	2,358	(1,935)	(45.1)
Provision for reserve for price fluctuation			4,294	2,358	(1,935)	(45.1)
Other extraordinary losses			—	767	767	—

Income before income taxes			38,936	39,245	308	0.8
Income taxes and deferred income taxes			14,784	14,340	(444)	(3.0)
Net income			24,152	24,904	752	3.1

Underwriting result:
Net premiums written	(+	)	951,167	953,354	2,186	0.2
Net claims paid	(–)		647,426	609,055	(38,370)	(5.9)
Loss adjustment expenses	(–)		57,887	69,667	11,779	20.3
Operating expenses:	(–)		325,436	319,514	(5,921)	(1.8)
Net commissions and brokerage fees			160,338	161,168	830	0.5
Operating, general and administrative expenses related to underwriting			165,097	158,346	(6,751)	(4.1)
Underwriting result			(79,582)	(44,883)	34,699	—

Underwriting profit			13,125	22,416	9,291	70.8

Ratios:
Net loss ratio	(	%)	74.2	71.2	(3.0)
Net expense ratio	(	%)	34.2	33.5	(0.7)
Underwriting result ratio	(	%)	(8.4)	(4.7)	3.7

Sompo Japan Insurance Inc. (Non-consolidated)

Premiums Written and Claims Paid by Lines of Business

Direct premiums written (excluding deposits of premiums by policyholders)

	(Millions of yen)
	Nine months ended December 31, 2009 (April 1 to December 31, 2009)			Nine months ended December 31, 2010 (April 1 to December 31, 2010)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
Fire and allied insurance	137,276	13.7%	(0.8)%	132,385	13.2%	(3.6)%
Marine insurance	21,570	2.2	(24.3)	23,467	2.3	8.8
Personal accident insurance	97,573	9.7	(1.1)	98,026	9.7	0.5
Voluntary automobile insurance	482,910	48.2	(2.6)	480,627	47.8	(0.5)
Compulsory automobile liability insurance	132,319	13.2	(10.6)	132,447	13.2	0.1
Others	130,852	13.1	0.4	138,984	13.8	6.2

Total	1,002,501	100.0	(3.6)	1,005,938	100.0	0.3
Deposits of premiums by policyholders	86,824	—	(22.3)	90,610	—	4.4

Net premiums written
	(Millions of yen)
	Nine months ended December 31, 2009 (April 1 to December 31, 2009)			Nine months ended December 31, 2010 (April 1 to December 31, 2010)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
Fire and allied insurance	107,253	11.3%	(1.5)%	106,453	11.2%	(0.7)%
Marine insurance	17,924	1.9	(25.4)	19,081	2.0	6.5
Personal accident insurance	96,435	10.1	(1.1)	97,453	10.2	1.1
Voluntary automobile insurance	483,336	50.8	(2.2)	481,165	50.5	(0.4)
Compulsory automobile liability insurance	123,076	12.9	(12.2)	125,868	13.2	2.3
Others	123,141	12.9	0.8	123,331	12.9	0.2

Total	951,167	100.0	(3.6)	953,354	100.0	0.2

Net claims paid
	(Millions of yen)
	Nine months ended December 31, 2009 (April 1 to December 31, 2009)			Nine months ended December 31, 2010 (April 1 to December 31, 2010)
Business line	Amount	Rate of change	Net loss ratio	Amount	Rate of change	Net loss ratio
Fire and allied insurance	46,329	11.3%	44.7%	41,589	(10.2)%	40.8%
Marine insurance	10,031	(7.0)	60.6	10,886	8.5	60.8
Personal accident insurance	50,541	0.4	57.6	51,564	2.0	58.4
Voluntary automobile insurance	296,905	(2.0)	68.7	293,286	(1.2)	70.6
Compulsory automobile liability insurance	117,742	(3.5)	104.0	117,996	0.2	101.2
Others	125,875	95.0	106.3	93,731	(25.5)	80.6

Total	647,426	9.3	74.2	609,055	(5.9)	71.2

Sompo Japan Insurance Inc. (Non-consolidated)

Solvency Margin Ratio

	(Millions of yen)
	As of December 31, 2010	As of March 31, 2010
(A) Total Solvency Margin	1,571,422	1,671,429
Capital and funds, etc.	435,499	414,156
Reserve for price fluctuation	13,821	11,462
Contingency reserve	611	611
Catastrophic loss reserve	481,312	466,702
General allowance for possible loan losses	276	992
Unrealized gains on securities (before tax effect deductions)	464,201	536,605
Net unrealized gains and losses on real estate	30,208	52,252
Excess amount of reserve for maturity refunds	—	—
Subordinated debt, etc.	128,000	128,000
Deductions	157,460	101,616
Others	174,952	162,261
(B) Total Risks	407,089	417,827
Underwriting risk (R1)	83,979	83,975
Underwriting risk for third-sector insurance products including accident, sickness and nursing-care insurance (R2)	—	—
Guaranteed interest rate risk (R3)	5,332	5,368
Investment risk (R4)	175,548	185,633
Business management risk (R5)	9,265	9,493
Major catastrophe risk (R6)	198,398	199,686
(C) Solvency Margin Ratio
[ (A) / {(B) × 1/2} ] × 100	772.0%	800.0%

Note)	The above figures are calculated based on Articles 86 and 87 of the Ordinance for Enforcement of the Insurance Business Law and the provisions of Notification No. 50 of the Ministry of Finance (1996). The figures as of December 31, 2010 are partly calculated on the simplified method, for example, some bases for the major catastrophe risk calculation are deemed same as the figures as of September 30, 2010.

SOMPO JAPAN INSURANCE INC.

Exposure to Structured Finance

As of December 31, 2010

February 14, 2011

SOMPO JAPAN INSURANCE INC.

Exposure to Structured Finance

As of December 31, 2010

February 14, 2011

Summary of Financial Guarantee Insurance

Gains/Losses for the nine months ended December 31, 2010

(Overall financial guarantee)

19.8 billion yen gain

Primarily due to some recovery from the past fiscal year’s loss payment and the reversal of loss reserve for ABS-CDO guarantees.

(Unit: billions of yen)

Overall financial guarantee (Gains/Losses)

Six months ended September 30, 2010

Three months ended December 31, 2010

Nine months ended December 31, 2010

Nine months ended December 31, 2009

Loss Payment (*1) (18.5) (12.1) (30.6) (63.7)

Provision/Reversal of Loss Reserves (*2) 31.1 19.3 50.4 62.3

Gains/Losses 12.6 7.1 19.8(1.3)

*1 Including commutation.

*2 Including gains/losses of exchange hedge transaction.

Net exposure to ABS-CDOs

Net exposure to ABS-CDOs (after deduction of loss reserves) reduced to 37.1 billion yen. (Decreased by 6.4 billion yen since March 31, 2010)

(unit: billions of yen)

300.0

259.4

200.0

100.0

78.9

43.5

37.1

0.0

(Unit: billions of yen)

ABS-CDOs (Insured Amount) 3/31/2008 3/31/2009 3/31/2010 12/31/2010

Total of Insured Amount 289.4 218.0 123.1 64.2

Outstanding Loss Reserves (30.0) (139.0) (79.5) (27.1)

Insured Amount Net of Loss Reserves 259.4 78.9 43.5 37.1

<Appendix 1> Financial Guarantee Insurance

(As of December 31, 2010, Unit: billions of yen, USD/JPY=81.44)

Gains/Losses for the nine months ended December 31, 2010 (*8)

Categories

Insured Amount

Direct Insurance (*6)

Treaty Reinsurance (*7)

Total

Outstanding Loss Reserves

Insured Amount Net of Loss Reserves

ABS CDOs (backed by pools of asset backed securities) (*1) 63.7 0.4 64.2 27.1 37.1 19.6

CDOs Corporate CDOs (backed by pools of single corporate credits) (*2) 137.7 0.7 138.4 - 138.4 -

CDOs Total 201.4 1.1 202.6 27.1 175.5 19.6

RMBS (*3)

Global RMBS - 9.0 9.0 0.5 8.5(0.2)

Domestic RMBS 32.8 - 32.8 - 32.8 -

RMBS Total 32.8 9.0 41.8 0.5 41.3(0.2)

ABS

CMBS (*4) - - - - - -

Other ABS

Global ABS (*5) 2.7 13.3 16.0 - 16.0 0.5

Domestic ABS 5.4 - 5.4 - 5.4 -

Other ABS Total 8.2 13.3 21.5 - 21.5 0.5

ABS Total 41.0 22.3 63.4 0.5 62.9 -

Public Finance - 144.5 144.5 0.1 144.4 (0.1)

Total 242.5 168.1 410.6 27.7 382.8 19.8

*1 ABS CDOs (backed by pools of asset backed securities): The securities backed by securitized assets such as the RMBS, CDOs and CLOs.

*2 Corporate CDOs (backed by pools of single corporate credits): The securities backed by assets such as corporate bonds, loans and CDS.

*3 RMBS: Asset Backed Securities where underlying assets are residential mortgages. 83% of RMBS are rated investment grade (BBB or above) including AAA ratings for 78%.

*4 CMBS: Asset-backed securities where underlying assets are commercial mortgage loans.

*5 6% of global ABS are U.S. consumer loan-related ABS, while others are mainly related to corporate credit (e.g., leasing receivables).

*6 “Direct Insurance” includes 8.2 billion yen of Direct Insurance to cover U.S. monoline guaranteed notes.

*7 “Treaty Reinsurance” is a portfolio-based reinsurance where certain parts of policies underwritten by a primary insurer are ceded automatically to the reinsurer, Sompo Japan, in accordance with the conditions agreed by the primary insurer and the reinsurer.

*8 Total amount of 19.8 billion yen gain is comprised of 30.6 billion yen of loss payment offset by 52.9 billion yen of reversal of loss reserve and 2.4 billion yen losses of foreign exchange hedge transaction for loss reserve. Financial Guarantee Insurance is not supposed to book mark-to-market unrealized gains/losses through income statement as it is an insurance policy.

<Appendix 2> List of Guarantee for ABS CDOs (Excl. Treaty Reinsurance)

(As of December 31, 2010, Unit: billions of yen, USD/JPY=81.44)

Policy No. (*1)

Issue Rating (*2) (S&P/MDY)

Fiscal Year Issued

Insured Amount (*3)

Sub- ordination Ratio (*4)

Distribution of Underlying Assets Rating

Ratio of Subprime RMBS

Below BBB

AAA

AA

A

BBB

Default (*5)

Guarantee for CDO 1 AA/Caa3 2003 8.1 17% 29% 8% 2% 21% 39% 5.5% 0%

Guarantee for CDO 2 (*6)

AAA/Aa3 2004 4.8 56%

AAA/Aa3 2004 10.0 32%

32% 20% 14% 0% 34% 24.4% 0%

Guarantee for CDO 7 CCC+/C 2006 16.2 9% 2% 13% 7% 5% 73% 0.0% 31%

Guarantee for CDO 11 CC/Caa1 2004 24.4 20% 10% 10% 19% 14% 47% 30.0% -

Total of ABS CDOs 63.7 22% 11% 13% 9% 8% 59% 9.2% -

Insured Amount Net of Loss Reserves 36.6

*1 Previously listed Guarantee for CDO 3,4,5,6,8,9,10 and 12 have been excluded from above as they have been terminated due to the commutation or the full redemption of tranches guaranteed by us.

*2 Issue Ratings are as of January 31, 2011.

*3 Insured Amount is amount of principal insured, and some policies also insure interest payments. If a principal/interest shortfall occurs, Sompo Japan will become liable for the guarantee obligation.

*4 Subordination Ratio is a ratio of portions subordinated to our guaranteed tranche for the underlying assets. A redemption of senior tranche results in an increase of Subordination Ratio.

*5 Default of underlying assets is determined by the default definition of each transaction through detailed scrutiny and the Default amount is determined based on adjustment by recovery.

*6 Guarantee for CDO2 insures different two classes of the same CDO.

<Appendix 3> Summary of Guarantee for Corporate CDOs (Excl. Treaty Reinsurance)

• The total outstanding of insured corporate CDO (direct underwriting) amounted to 137.7 billion yen as of December 31, 2010. As a result of overall scrutiny of the individual contracts, there are no losses expected at this point.

• Average residual period of all direct underwritten corporate CDO guarantees is approximately 1.8 years. Approximately 82% of our exposure or 113.3 billion yen is to be redeemed by the end of FY2012.

• Each corporate CDO is well diversified with approximately 150 reference corporations. Thus a potential impact by default of one reference company would be limited.

• We don’t see any concentration to particular sector or corporation. For example, exposure to financial institutions which is the largest sector in the reference corporations accounts for around 14%.

Issue rating

S&P Rating Moody’s Rating

Baa1 18% A- 18%

AA- 12% A1 12%

AAA 46% Aaa 46%

AA 12% A1 12%

AA+ 12% Aa124%

(Note) Rating distribution by S&P as of January 31, 2011. For transactions without S&P rating, we applied Moody’s rating instead.

(Note) Rating distribution by Moody’s as of January 31, 2011. For transactions without Moody’s rating, we applied S&P’s rating instead.

Run off exposure

(Unit: billions of yen)

450.0 400.0 350.0 300.0 250.0 200.0 150.0 100.0 50.0 0.0

Result Projection

3/31/08 3/31/09 3/31/10 12/31/10 3/31/11 3/31/12 3/31/13 3/31/14 3/31/15

(Note) Estimated future exposure was translated at the exchange rate as of December 31, 2010.

<Appendix 4> Structured Finance Exposure in Our Investment Portfolio

(As of December 31, 2010, Unit: billions of yen, USD/JPY=81.44)

Categories Outstanding Balance Gains/Losses for the nine months ended December 31, 2010

Gains/Losses Charged to P/L Unrealized Gains/Losses Total

ABS CDOs (backed by pools of asset backed securities) - - - -

CDOs Corporate CDOs (backed by pools of single corporate credits) (*1) - - - -

CDOs Total - - - -

ABS RMBS (*2)

Global RMBS 1.6 - (0.4) (0.4)

Domestic RMBS 27.5 - 1.1 1.1

RMBS Total 29.2 - 0.6 0.6

CMBS

Global CMBS 0.7 - (0.2) (0.2)

Domestic CMBS 11.3 - (0.3) (0.3)

CMBS Total 12.1 - (0.5) (0.5)

Other ABS

Global ABS 0.7 - (0.2) (0.2)

Domestic ABS - - - -

Other ABS Total 0.7 - (0.2) (0.2)

ABS Total 42.1 - (0.1) (0.1)

Investment in SIV - - - -

Leveraged Finance (*3) 0.7 - - -

Total 42.8 - (0.1) (0.1)

Reference: Hedge funds (U.S. subprime loans related exposure) 1.2 Net of the long position and the short position

*1 Excluding public finance CLO.

*2 Excluding RMBS issued by government sponsored enterprises. Most of the RMBS are rated investment grade (BBB or above), and 83% are rated AAA. Exposure to U.S. housing related government-sponsored enterprises (GSEs)’s RMBS and Agency Bonds amounted to 57.9 billion yen (Decreased by 3.3 billion yen since March 31, 2010).

No impairment losses were recognized for the nine months ended December 31, 2010.

*3 Leveraged Finance: Finance where funding are provided for corporate mergers and acquisitions, mainly based on cash flows of acquired companies. Domestic transactions only.

NIPPONKOA Insurance Co., Ltd. (Non-consolidated)

Quarterly Balance Sheets

	(Millions of yen)
	As of December 31, 2010	As of March 31, 2010	Increase (Decrease)
	Amount	Amount
Assets:
Cash and deposits	95,111	80,793	14,317
Call loans	10,000	50,000	(40,000)
Monetary receivables bought	3,161	6,129	(2,967)
Money trusts	56,333	56,752	(418)
Securities	1,757,100	1,822,848	(65,748)
Loans	204,638	227,417	(22,779)
Tangible fixed assets	127,722	130,437	(2,715)
Intangible fixed assets	528	534	(6)
Other assets	164,966	159,263	5,702
Deferred tax assets	74,055	60,392	13,662
Allowance for possible loan losses	(2,122)	(2,106)	(16)

Total assets	2,491,494	2,592,464	(100,969)

Liabilities:
Underwriting funds:	1,990,867	2,059,290	(68,423)
Reserve for outstanding losses and claims	265,060	267,872	(2,812)
Underwriting reserves	1,725,807	1,791,418	(65,610)
Other liabilities	56,364	65,184	(8,820)
Reserve for retirement benefits	24,220	22,583	1,636
Reserve for bonus payments	1,619	6,078	(4,458)
Reserve for bonus payments to directors	—	41	(41)
Reserves under the special laws:	7,931	5,643	2,288
Reserve for price fluctuation	7,931	5,643	2,288

Total liabilities	2,081,002	2,158,821	(77,819)

Net assets:
Shareholders’ equity:
Common stock	91,249	91,249	—
Capital surplus	46,702	46,702	—
Retained earnings	119,735	117,202	2,533
Total shareholders’ equity	257,686	255,153	2,533
Valuation and translation adjustments:
Unrealized gains on securities available for sale, net of tax	148,531	175,808	(27,276)
Deferred gains on hedges	4,274	2,115	2,158
Total valuation and translation adjustments	152,806	177,924	(25,118)
Stock acquisition rights	—	565	(565)

Total net assets	410,492	433,642	(23,150)

Total liabilities and net assets	2,491,494	2,592,464	(100,969)

NIPPONKOA Insurance Co., Ltd. (Non-consolidated)

Quarterly Statements of Income

		(Millions of yen)
		Nine months ended December 31, 2009 (April 1 to December 31, 2009)	Nine months ended December 31, 2010 (April 1 to December 31, 2010)	Increase (Decrease)	Rate of change
		Amount	Amount
Ordinary income:		640,987	614,517	(26,470)	(4.1)%
Underwriting income:		608,294	582,868	(25,425)	(4.2)
Net premiums written		480,629	471,742	(8,887)	(1.8)
Deposits of premiums by policyholders		29,725	27,187	(2,537)	(8.5)
Interest and dividend income on deposits of premiums, etc.		17,284	15,480	(1,804)	(10.4)
Reversal of reserve for outstanding losses and claims		2,986	2,812	(174)	(5.8)
Reversal of underwriting reserves		77,408	65,610	(11,797)	(15.2)
Investment income:		31,660	30,534	(1,126)	(3.6)
Interest and dividend income		35,617	33,706	(1,911)	(5.4)
Investment gains on money trusts		1,746	453	(1,292)	(74.0)
Gains on sales of securities		8,205	10,260	2,055	25.0
Transfer of interest and dividend income on deposits of premiums, etc.		(17,284)	(15,480)	1,804	—
Other ordinary income		1,033	1,114	80	7.8

Ordinary expenses:		618,764	597,882	(20,881)	(3.4)
Underwriting expenses:		514,789	494,286	(20,503)	(4.0)
Net claims paid		300,424	296,235	(4,188)	(1.4)
Loss adjustment expenses		26,440	26,193	(246)	(0.9)
Net commissions and brokerage fees		81,706	79,295	(2,410)	(2.9)
Maturity refunds to policyholders		105,924	91,154	(14,769)	(13.9)
Investment expenses:		9,864	10,411	546	5.5
Investment losses on money trusts		196	513	317	161.8
Losses on sales of securities		2,831	4,888	2,057	72.7
Impairment losses on securities		2,846	2,334	(511)	(18.0)
Operating, general and administrative expenses		93,518	92,306	(1,211)	(1.3)
Other ordinary expenses:		591	878	287	48.6
Interest paid		38	26	(11)	(30.4)

Ordinary profit		22,223	16,634	(5,588)	(25.1)

Extraordinary gains:		398	746	347	87.2
Gains on disposal of fixed assets		398	181	(217)	(54.5)
Other extraordinary gains		—	565	565	—
Extraordinary losses:		4,721	3,031	(1,690)	(35.8)
Losses on disposal of fixed assets		323	178	(144)	(44.8)
Impairment losses		68	402	334	489.5
Provision for reserves under the special laws:		1,922	2,288	365	19.0
Provision for reserve for price fluctuation		1,922	2,288	365	19.0
Other extraordinary losses		2,407	162	(2,245)	(93.3)

Income before income taxes		17,900	14,349	(3,551)	(19.8)
Income taxes and deferred income taxes		4,666	4,522	(144)	(3.1)
Net income		13,234	9,827	(3,406)	(25.7)

Underwriting result:
Net premiums written	(+)	480,629	471,742	(8,887)	(1.8)
Net claims paid	(–)	300,424	296,235	(4,188)	(1.4)
Loss adjustment expenses	(–)	26,440	26,193	(246)	(0.9)
Operating expenses:	(–)	170,584	167,080	(3,504)	(2.1)
Net commissions and brokerage fees		81,706	79,295	(2,410)	(2.9)
Operating, general and administrative expenses related to underwriting		88,878	87,784	(1,094)	(1.2)
Underwriting result		(16,819)	(17,766)	(946)	—

Underwriting profit		3,123	(111)	(3,234)	(103.6)

Ratios:
Net loss ratio	(%)	68.0	68.3	0.3
Net expense ratio	(%)	35.5	35.4	(0.1)
Underwriting result ratio	(%)	(3.5)	(3.8)	(0.3)

NIPPONKOA Insurance Co., Ltd. (Non-consolidated)

Premiums Written and Claims Paid by Lines of Business

Direct premiums written (excluding deposits of premiums by policyholders)

	(Millions of yen)
	Nine months ended December 31, 2009 (April 1 to December 31, 2009)			Nine months ended December 31, 2010 (April 1 to December 31, 2010)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
Fire and allied insurance	92,746	18.3%	2.2%	87,976	17.6%	(5.1)%
Marine insurance	10,394	2.0	(26.2)	11,118	2.2	7.0
Personal accident insurance	38,965	7.7	(5.3)	38,202	7.7	(2.0)
Voluntary automobile insurance	241,312	47.5	(1.8)	237,367	47.7	(1.6)
Compulsory automobile liability insurance	57,851	11.4	(10.0)	57,982	11.6	0.2
Others	66,301	13.1	(2.9)	66,061	13.2	(0.4)

Total	507,572	100.0	(3.2)	498,709	100.0	(1.7)
Deposits of premiums by policyholders	29,725	—	(31.2)	27,187	—	(8.5)

Net premiums written
	(Millions of yen)
	Nine months ended December 31, 2009 (April 1 to December 31, 2009)			Nine months ended December 31, 2010 (April 1 to December 31, 2010)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
Fire and allied insurance	72,065	15.0%	2.1%	66,796	14.2%	(7.3)%
Marine insurance	9,975	2.1	(24.6)	10,469	2.2	5.0
Personal accident insurance	39,490	8.2	(4.7)	38,953	8.3	(1.4)
Voluntary automobile insurance	240,997	50.1	(1.8)	237,248	50.2	(1.6)
Compulsory automobile liability insurance	55,530	11.6	(12.0)	56,388	12.0	1.5
Others	62,569	13.0	(2.5)	61,886	13.1	(1.1)

Total	480,629	100.0	(3.5)	471,742	100.0	(1.8)

Net claims paid
	(Millions of yen)
	Nine months ended December 31, 2009 (April 1 to December 31, 2009)			Nine months ended December 31, 2010 (April 1 to December 31, 2010)
Business line	Amount	Rate of change	Net loss ratio	Amount	Rate of change	Net loss ratio
Fire and allied insurance	32,511	9.5%	48.9%	28,445	(12.5)%	46.3%
Marine insurance	6,172	26.3	64.2	4,281	(30.6)	42.8
Personal accident insurance	23,184	(5.2)	64.2	22,744	(1.9)	63.6
Voluntary automobile insurance	151,652	1.8	69.0	156,192	3.0	72.2
Compulsory automobile liability insurance	53,956	(3.6)	102.7	54,302	0.6	101.8
Others	32,947	(7.4)	58.4	30,269	(8.1)	54.2

Total	300,424	0.3	68.0	296,235	(1.4)	68.3

NIPPONKOA Insurance Co., Ltd. (Non-consolidated)

Solvency Margin Ratio

	(Millions of yen)
	As of December 31, 2010	As of March 31, 2010
(A) Total Solvency Margin	817,729	840,210
Capital and funds, etc.	257,686	249,698
Reserve for price fluctuation	7,931	5,643
Contingency reserve	12	12
Catastrophic loss reserve	287,027	285,675
General allowance for possible loan losses	151	40
Unrealized gains on securities (before tax effect deductions)	204,188	242,132
Net unrealized gains and losses on real estate	23,153	24,275
Excess amount of reserve for maturity refunds	—	—
Subordinated debt, etc.	—	—
Deductions	13,269	13,269
Others	50,848	46,002
(B) Total Risks	230,656	226,293
Underwriting risk (R1)	39,278	39,271
Underwriting risk for third-sector insurance products including accident, sickness and nursing-care insurance (R2)	1	1
Guaranteed interest rate risk (R3)	3,039	3,088
Investment risk (R4)	80,213	85,444
Business management risk (R5)	5,120	7,492
Major catastrophe risk (R6)	133,481	121,948
(C) Solvency Margin Ratio
[ (A) / {(B) × 1/2} ] × 100	709.0%	742.5%

Note)	The above figures are calculated based on Articles 86 and 87 of the Ordinance for Enforcement of the Insurance Business Law and the provisions of Notification No. 50 of the Ministry of Finance (1996). The figures as of December 31, 2010 are partly calculated on the simplified method, for example, some bases for the major catastrophe risk calculation are deemed same as the figures as of September 30, 2010.

NIPPONKOA Insurance Co., Ltd. (Non-consolidated)

Investments in the securitized paper and subprime loans (As of December 31, 2010)

Investments by NIPPONKOA in the securitized paper, as of December 31, 2010, are as follows.

1.	SPEs ( Special Purpose Entities)

None.

2.	CDOs (Collateralized Debt Obligations)

	(Billions of yen)
	As of December 31, 2010			(Reference) As of March 31, 2010
	Fair value	Unrealized gains or losses	Impairment losses	Fair value	Unrealized gains or losses	Impairment losses
CDOs	7.6	0.1	—	7.8	0.1	—
Rated	7.2	—	—	7.2	—	—
Non-rated	0.4	0.1	—	0.6	0.1	—

(Notes)

(1)	NIPPONKOA recognized impairment on securities whose fair value is determinable as of the balance sheet date if the fair value declined by 30% or more from carrying value. Also 30% rule is applied to the securities in the table below.
(2)	Out of the rated CDOs, 14% is rated AAA, 73% is rated A and 13% is rated BB.
(3)	All of the underlying collateral pools for CDOs are assets supported by the corporate credits.
(4)	95% of the CDOs is domestic and 5% is overseas.
(5)	The ratios for categorizations of the rated CDOs and categorizations of the CDOs by region are calculated using the fair value.
(6)	Other than the figures in the table above, related to CDOs, NIPPONKOA recorded 0.9 billion yen of gains on derivative financial instruments.

3.	Other subprime/Alt-A exposure

None.

4.	CMBS (Commercial Mortgage-Backed Security)

	(Billions of yen)
	As of December 31, 2010			(Reference) As of March 31, 2010
	Fair value	Unrealized gains or losses	Impairment losses	Fair value	Unrealized gains or losses	Impairment losses
CMBS	5.2	(0.2)	—	8.8	(0.3)	(0.1)
Domestic	5.2	(0.2)	—	8.8	(0.3)	(0.1)
Overseas	—	—	—	—	—	—

(Note)	Amount in impairment losses includes the loss on evaluation of securities and other investment expenses.

5.	Leveraged finance

None.

6.	CDS (Credit Default Swap)

NIPPONKOA does not hold CDS that reference the securitized paper including CDOs. NIPPONKOA holds CDS that reference a single credit of a firm (7.0 billion yen of short commitment notional value, 0.0 billion yen of fair value, 0.0 billion yen of valuation gain).

[Definitions of securitized assets]

•	SPEs: Special Purpose Entities. A general term of special purpose entities including SIV (Structured Investment Vehicle) that are specialized in investment of securitized papers.

•	CDOs: Collateralized Debt Obligations. A securitized note, which was supported by asset pool of number of underlying debt securities and loans.

•

Alt-A: A type of the U.S. mortgage loan. Alt-A (Mezzanine) is placed in the middle of prime loan, a loan for borrowers with higher credit score, and subprime loan, a loan for borrowers with lower credit score.

•	CMBS: Commercial Mortgage-Backed Security. An instrument that securitized the mortgage loans for commercial real estate.

•	CDS: Credit Default Swap. A swap contract involving trading of credits, which reference the creditworthiness of a corporate or securitized paper, called a reference credit (entity).

SONPO 24 Insurance Co., Ltd. (Non-consolidated)

Quarterly Balance Sheets

	(Millions of yen)
	As of December 31, 2010	As of March 31, 2010	Increase (Decrease)
	Amount	Amount
Assets:
Cash and deposits	1,872	1,851	20
Securities	15,987	15,618	369
Tangible fixed assets	153	182	(28)
Other assets	683	810	(127)

Total assets	18,696	18,463	233

Liabilities:
Underwriting funds:	9,001	8,538	463
Reserve for outstanding losses and claims	2,493	2,333	159
Underwriting reserves	6,508	6,204	303
Other liabilities	1,233	1,443	(210)
Reserve for retirement benefits	97	79	18
Reserve for bonus payments	20	92	(72)
Reserves under the special laws:	22	20	2
Reserve for price fluctuation	22	20	2
Deferred tax liabilities	—	18	(18)

Total liabilities	10,376	10,193	182

Net assets:
Shareholders’ equity:
Common stock	19,000	19,000	—
Capital surplus	19,000	19,000	—
Retained earnings	(29,634)	(29,763)	129
Total shareholders’ equity	8,365	8,236	129
Valuation and translation adjustments:
Unrealized gains (losses) on securities available for sale, net of tax	(45)	32	(78)
Total valuation and translation adjustments	(45)	32	(78)

Total net assets	8,320	8,269	50

Total liabilities and net assets	18,696	18,463	233

SONPO 24 Insurance Co., Ltd. (Non-consolidated)

Quarterly Statements of Income

			(Millions of yen)
			Nine months ended December 31, 2009 (April 1 to December 31, 2009)	Nine months ended December 31, 2010 (April 1 to December 31, 2010)	Increase (Decrease)	Rate of change
			Amount	Amount
Ordinary income:			7,506	8,370	864	11.5%
Underwriting income:			7,436	8,040	603	8.1
Net premiums written			7,428	8,033	605	8.1
Interest and dividend income on deposits of premiums, etc.			8	6	(1)	(16.5)
Investment income:			69	330	260	373.9
Interest and dividend income			77	63	(14)	(18.7)
Gains on sales of securities			—	273	273	—
Transfer of interest and dividend income on deposits of premiums, etc.			(8)	(6)	1	—
Other ordinary income			0	0	(0)	(2.0)

Ordinary expenses:			7,612	8,235	622	8.2
Underwriting expenses:			5,518	6,313	794	14.4
Net claims paid			4,019	4,854	834	20.8
Loss adjustment expenses			461	477	15	3.4
Net commissions and brokerage fees			483	518	35	7.3
Provision for reserve for outstanding losses and claims			32	159	127	393.9
Provision for underwriting reserves			521	303	(218)	(41.8)
Operating, general and administrative expenses			2,094	1,921	(172)	(8.2)
Other ordinary expenses			0	0	(0)	(73.3)

Ordinary profit (loss)			(106)	135	241	—

Extraordinary losses:			5	3	(2)	(37.8)
Losses on disposal of fixed assets			0	1	0	102.7
Provision for reserves under the special laws:			2	2	0	2.9
Provision for reserve for price fluctuation			2	2	0	2.9
Other extraordinary losses			2	—	(2)	(100.0)

Income (loss) before income taxes			(111)	132	243	—
Income taxes and deferred income taxes			2	2	—	—
Net income (loss)			(114)	129	243	—

Underwriting result:
Net premiums written	(+	)	7,428	8,033	605	8.1
Net claims paid	(–)		4,019	4,854	834	20.8
Loss adjustment expenses	(–)		461	477	15	3.4
Operating expenses:	(–)		2,577	2,438	(139)	(5.4)
Net commissions and brokerage fees			483	518	35	7.3
Operating, general and administrative expenses related to underwriting			2,094	1,919	(174)	(8.3)
Underwriting result			370	264	(106)	(28.6)

Underwriting profit			(175)	(192)	(16)	—

Ratios:
Net loss ratio	(%	)	60.3	66.4	6.1
Net expense ratio	(%	)	34.7	30.3	(4.4)
Underwriting result ratio	(%	)	5.0	3.3	(1.7)

SONPO 24 Insurance Co., Ltd. (Non-consolidated)

Premiums Written and Claims Paid by Lines of Business

Direct premiums written (excluding deposits of premiums by policyholders)

(Millions of yen)
	Nine months ended December 31, 2009 (April 1 to December 31, 2009)			Nine months ended December 31, 2010 (April 1 to December 31, 2010)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
Fire and allied insurance	—	—%	—%	—	—%	—%
Marine insurance	—	—	—	—	—	—
Personal accident insurance	—	—	—	—	—	—
Voluntary automobile insurance	7,367	100.0	15.0	7,973	100.0	8.2
Compulsory automobile liability insurance	—	—	—	—	—	—
Others	—	—	—	—	—	—

Total	7,367	100.0	15.0	7,973	100.0	8.2
Deposits of premiums by policyholders	—	—	—	—	—	—

Net premiums written

	(Millions of yen)
	Nine months ended December 31, 2009 (April 1 to December 31, 2009)			Nine months ended December 31, 2010 (April 1 to December 31, 2010)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
Fire and allied insurance	—	—%	—%	—	—%	—%
Marine insurance	—	—	—	—	—	—
Personal accident insurance	—	—	—	—	—	—
Voluntary automobile insurance	7,305	98.3	15.1	7,907	98.4	8.2
Compulsory automobile liability insurance	123	1.7	(1.5)	126	1.6	2.7
Others	—	—	—	—	—	—

Total	7,428	100.0	14.8	8,033	100.0	8.1

Net claims paid

	(Millions of yen)
	Nine months ended December 31, 2009 (April 1 to December 31, 2009)			Nine months ended December 31, 2010 (April 1 to December 31, 2010)
Business line	Amount	Rate of change	Net loss ratio	Amount	Rate of change	Net loss ratio
Fire and allied insurance	—	—%	—%	—	—%	—%
Marine insurance	—	—	—	—	—	—
Personal accident insurance	—	—	—	—	—	—
Voluntary automobile insurance	3,882	7.4	59.5	4,699	21.0	65.5
Compulsory automobile liability insurance	137	7.4	111.2	155	13.1	122.5
Others	—	—	—	—	—	—

Total	4,019	7.4	60.3	4,854	20.8	66.4

SONPO 24 Insurance Co., Ltd. (Non-consolidated)

Solvency Margin Ratio

	(Millions of yen)
	As of December 31, 2010	As of March 31, 2010
(A) Total Solvency Margin	8,596	8,616
Capital and funds, etc.	8,365	8,236
Reserve for price fluctuation	22	20
Contingency reserve	—	—
Catastrophic loss reserve	253	312
General allowance for possible loan losses	—	—
Unrealized gains (losses) on securities (before tax effect deductions)	(45)	46
Net unrealized gains and losses on real estate	—	—
Excess amount of reserve for maturity refunds	—	—
Subordinated debt, etc.	—	—
Deductions	—	—
Others	—	—
(B) Total Risks	945	895

Underwriting risk (R1)	792	734
Underwriting risk for third-sector insurance products including accident, sickness and nursing-care insurance (R2)	—	—
Guaranteed interest rate risk (R3)	—	—
Investment risk (R4)	156	193
Business management risk (R5)	31	30
Major catastrophe risk (R6)	105	104
(C) Solvency Margin Ratio
[ (A) / {(B) × 1/2} ] × 100	1,818.3%	1,924.8%

Note)	The above figures are calculated based on Articles 86 and 87 of the Ordinance for Enforcement of the Insurance Business Law and the provisions of Notification No. 50 of the Ministry of Finance (1996). The figures as of December 31, 2010 are partly calculated on the simplified method, for example, some bases for the investment risk calculation are deemed same as the figures as of September 30, 2010.

Saison Automobile and Fire Insurance Company, Limited (Non-consolidated)

Quarterly Balance Sheets

	(Millions of yen)
	As of December 31, 2010	As of March 31, 2010	Increase (Decrease)
	Amount	Amount
Assets:
Cash and deposits	4,505	10,796	(6,290)
Money trusts	1,311	1,316	(4)
Securities	23,673	19,223	4,450
Loans	15	20	(4)
Tangible fixed assets	446	171	274
Intangible fixed assets	1,739	897	842
Other assets	2,058	1,917	141
Allowance for possible loan losses	(0)	(0)	—

Total assets	33,751	34,342	(591)

Liabilities:
Underwriting funds:	20,076	19,359	716
Reserve for outstanding losses and claims	4,870	4,946	(76)
Underwriting reserves	15,206	14,413	793
Other liabilities	1,648	1,431	216
Reserve for retirement benefits	247	364	(116)
Reserve for retirement benefits to directors	40	34	5
Reserve for bonus payments	108	206	(97)
Reserves under the special laws:	6	14	(8)
Reserve for price fluctuation	6	14	(8)
Deferred tax liabilities	113	100	13

Total liabilities	22,241	21,510	730

Net assets:
Shareholders’ equity:
Common stock	8,610	8,610	—
Capital surplus	6,848	6,848	—
Retained earnings	(4,247)	(2,925)	(1,322)
Total shareholders’ equity	11,210	12,532	(1,322)
Valuation and translation adjustments:
Unrealized gains on securities available for sale, net of tax	299	299	0
Total valuation and translation adjustments	299	299	0

Total net assets	11,509	12,831	(1,322)

Total liabilities and net assets	33,751	34,342	(591)

Saison Automobile and Fire Insurance Company, Limited (Non-consolidated)

Quarterly Statements of Income

		(Millions of yen)
		Nine months ended December 31, 2009 (April 1 to December 31, 2009)	Nine months ended December 31, 2010 (April 1 to December 31, 2010)	Increase (Decrease)	Rate of change
		Amount	Amount
Ordinary income:		12,083	12,076	(6)	(0.1)%
Underwriting income:		11,631	11,620	(10)	(0.1)
Net premiums written		10,402	11,026	624	6.0
Deposits of premiums by policyholders		571	478	(93)	(16.3)
Interest and dividend income on deposits of premiums, etc.		46	40	(6)	(14.2)
Reversal of reserve for outstanding losses and claims		611	76	(534)	(87.5)
Investment income:		292	299	6	2.2
Interest and dividend income		236	230	(6)	(2.7)
Investment gains on money trusts		46	—	(46)	(100.0)
Investment gains on trading securities		2	1	(1)	(38.8)
Gains on sales of securities		53	106	52	98.1
Transfer of interest and dividend income on deposits of premiums, etc.		(46)	(40)	6	—
Other ordinary income		159	156	(2)	(1.5)

Ordinary expenses:		12,146	13,389	1,242	10.2
Underwriting expenses:		8,713	9,396	682	7.8
Net claims paid		5,683	5,681	(2)	(0.0)
Loss adjustment expenses		639	734	94	14.8
Net commissions and brokerage fees		1,326	1,335	9	0.7
Maturity refunds to policyholders		744	846	102	13.7
Provision for underwriting reserves		314	793	478	152.3
Investment expenses:		105	151	46	44.4
Investment losses on money trusts		—	4	4	—
Losses on sales of securities		76	54	(22)	(29.5)
Operating, general and administrative expenses		3,259	3,832	573	17.6
Other ordinary expenses:		68	8	(59)	(87.3)
Interest paid		3	6	2	76.6

Ordinary loss		(63)	(1,312)	(1,249)	—

Extraordinary gains:		—	8	8	—
Reversal of reserves under the special laws:		—	8	8	—
Reversal of reserve for price fluctuation		—	8	8	—
Extraordinary losses:		0	2	1	180.6
Losses on disposal of fixed assets		0	2	1	691.4
Impairment losses		0	—	(0)	(100.0)
Provision for reserves under the special laws:		0	—	(0)	(100.0)
Provision for reserve for price fluctuation		0	—	(0)	(100.0)

Loss before income taxes		(64)	(1,306)	(1,242)	—
Income taxes and deferred income taxes		16	16	—	—
Net loss		(80)	(1,322)	(1,242)	—

Underwriting result:
Net premiums written	(+)	10,402	11,026	624	6.0
Net claims paid	(–)	5,683	5,681	(2)	(0.0)
Loss adjustment expenses	(–)	639	734	94	14.8
Operating expenses:	(–)	4,366	4,956	589	13.5
Net commissions and brokerage fees		1,326	1,335	9	0.7
Operating, general and administrative expenses related to underwriting		3,040	3,620	580	19.1
Underwriting result		(287)	(345)	(57)	—

Underwriting profit		(77)	(1,355)	(1,278)	—

Ratios:
Net loss ratio (%)		60.8	58.2	(2.6)
Net expense ratio (%)		42.0	44.9	2.9
Underwriting result ratio (%)		(2.8)	(3.1)	(0.3)

Saison Automobile and Fire Insurance Company, Limited (Non-consolidated)

Premiums Written and Claims Paid by Lines of Business

Direct premiums written (excluding deposits of premiums by policyholders)

	(Millions of yen)
	Nine months ended December 31, 2009 (April 1 to December 31, 2009)			Nine months ended December 31, 2010 (April 1 to December 31, 2010)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
Fire and allied insurance	1,754	14.8%	81.6%	2,598	20.3%	48.2%
Marine insurance	1	0.0	14.0	0	0.0	(48.3)
Personal accident insurance	2,882	24.3	24.8	3,275	25.5	13.6
Voluntary automobile insurance	6,372	53.7	(4.7)	6,100	47.6	(4.3)
Compulsory automobile liability insurance	235	2.0	(14.2)	211	1.7	(10.0)
Others	609	5.1	(5.7)	637	5.0	4.6

Total	11,855	100.0	8.9	12,825	100.0	8.2
Deposits of premiums by policyholders	571	—	(2.7)	478	—	(16.3)

Net premiums written

	(Millions of yen)
	Nine months ended December 31, 2009 (April 1 to December 31, 2009)			Nine months ended December 31, 2010 (April 1 to December 31, 2010)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
Fire and allied insurance	1,252	12.0%	86.2%	1,931	17.5%	54.2%
Marine insurance	22	0.2	(39.2)	16	0.2	(25.3)
Personal accident insurance	1,906	18.3	10.8	2,064	18.7	8.2
Voluntary automobile insurance	6,324	60.8	(4.7)	6,054	54.9	(4.3)
Compulsory automobile liability insurance	311	3.0	(7.7)	349	3.2	12.1
Others	583	5.6	(6.3)	610	5.5	4.6

Total	10,402	100.0	3.7	11,026	100.0	6.0

Net claims paid

	(Millions of yen)
	Nine months ended December 31, 2009 (April 1 to December 31, 2009)			Nine months ended December 31, 2010 (April 1 to December 31, 2010)
Business line	Amount	Rate of change	Net loss ratio	Amount	Rate of change	Net loss ratio
Fire and allied insurance	133	(33.5)%	11.9%	190	42.3%	11.0%
Marine insurance	14	(29.9)	65.7	13	(7.8)	80.0
Personal accident insurance	1,059	8.9	61.5	1,204	13.8	65.8
Voluntary automobile insurance	4,064	5.0	71.7	3,859	(5.1)	72.3
Compulsory automobile liability insurance	297	(3.6)	102.9	313	5.3	95.7
Others	114	(17.9)	22.3	100	(12.3)	20.2

Total	5,683	3.1	60.8	5,681	(0.0)	58.2

Saison Automobile and Fire Insurance Company, Limited (Non-consolidated)

Solvency Margin Ratio

	(Millions of yen)
	As of December 31, 2010	As of March 31, 2010
(A) Total Solvency Margin	13,034	15,333
Capital and funds, etc.	9,493	11,658
Reserve for price fluctuation	6	14
Contingency reserve	8	8
Catastrophic loss reserve	3,152	3,291
General allowance for possible loan losses	0	0
Unrealized gains on securities (before tax effect deductions)	371	359
Net unrealized gains and losses on real estate	—	—
Excess amount of reserve for maturity refunds	—	—
Subordinated debt, etc.	—	—
Deductions	—	—
Others	2	2
(B) Total Risks	1,657	1,653

Underwriting risk (R1)	839	838
Underwriting risk for third-sector insurance products including accident, sickness and nursing-care insurance (R2)	—	—
Guaranteed interest rate risk (R3)	6	6
Investment risk (R4)	510	530
Business management risk (R5)	59	59
Major catastrophe risk (R6)	612	598
(C) Solvency Margin Ratio	1,572.6%	1,854.7%
[ (A) / {(B) × 1/2} ] × 100

Note)	The above figures are calculated based on Articles 86 and 87 of the Ordinance for Enforcement of the Insurance Business Law and the provisions of Notification No. 50 of the Ministry of Finance (1996). The figures as of December 31, 2010 are partly calculated on the simplified method, for example, some bases for the major catastrophe risk calculation are deemed same as the figures as of September 30, 2010.

Sompo Japan Himawari Life Insurance Co., Ltd. (Non-consolidated)

Quarterly Balance Sheets

	(Millions of yen)
	As of December 31, 2010	As of March 31, 2010	Increase (Decrease)
	Amount	Amount
Assets:
Cash and deposits	21,129	32,988	(11,858)
Securities:	1,083,772	1,030,306	53,466
Government bonds	638,741	560,887	77,853
Municipal bonds	69,338	70,489	(1,150)
Corporate bonds	311,611	310,212	1,398
Domestic stocks	5,070	5,140	(70)
Foreign securities	59,011	83,576	(24,564)
Loans:	17,482	17,162	319
Policy loans	17,482	17,162	319
Tangible fixed assets	1,165	1,197	(32)
Intangible fixed assets	4,367	4,625	(258)
Agency accounts receivable	147	174	(26)
Reinsurance accounts receivable	736	1,206	(470)
Other assets	23,657	21,401	2,255
Deferred tax assets	13,117	13,164	(47)
Allowance for possible loan losses	(36)	(94)	58

Total assets	1,165,539	1,122,133	43,405

Liabilities:
Policy reserves:	1,102,184	1,054,852	47,331
Reserve for outstanding claims	20,316	20,155	160
Policy reserves	1,079,744	1,032,371	47,373
Reserve for dividends to policyholders	2,123	2,325	(202)
Agency accounts payable	1,391	1,591	(199)
Reinsurance accounts payable	995	1,205	(210)
Other liabilities	4,237	7,564	(3,326)
Reserve for retirement benefits	876	663	213
Reserve for retirement benefits to directors	76	45	31
Reserves under the special laws:	919	794	125
Reserve for price fluctuation	919	794	125

Total liabilities	1,110,682	1,066,716	43,965

Net assets:
Shareholders’ equity:
Common stock	17,250	17,250	—
Capital surplus	10,000	10,000	—
Retained earnings	25,500	27,283	(1,783)
Total shareholders’ equity	52,750	54,533	(1,783)
Valuation and translation adjustments:
Unrealized gains on securities available for sale, net of tax	2,106	882	1,223
Total valuation and translation adjustments	2,106	882	1,223

Total net assets	54,856	55,416	(559)

Total liabilities and net assets	1,165,539	1,122,133	43,405

Sompo Japan Himawari Life Insurance Co., Ltd. (Non-consolidated)

Quarterly Statements of Income

	(Millions of yen)
	Nine months ended December 31, 2009 (April 1 to December 31, 2009)	Nine months ended December 31, 2010 (April 1 to December 31, 2010)	Increase (Decrease)	Rate of change
	Amount	Amount
Ordinary income:	185,354	196,123	10,768	5.8%
Insurance premiums and other:	169,081	181,278	12,197	7.2
Insurance premiums	167,055	179,259	12,203	7.3
Investment income:	16,194	14,709	(1,484)	(9.2)
Interest and dividend income	13,540	14,235	695	5.1
Gains on sales of securities	1,080	474	(606)	(56.1)
Investment gains on special account	1,573	—	(1,573)	(100.0)
Other ordinary income	79	135	55	70.4

Ordinary expenses:	183,789	196,816	13,026	7.1
Insurance claims and other:	112,763	102,917	(9,845)	(8.7)
Insurance claims	16,363	16,083	(280)	(1.7)
Annuity payments	609	742	132	21.7
Insurance benefits	16,499	18,007	1,508	9.1
Surrender benefits	74,900	64,051	(10,849)	(14.5)
Other refunds	886	709	(177)	(20.0)
Provision for policy reserves and other:	27,294	47,534	20,240	74.2
Provision for reserve for outstanding claims	1,856	160	(1,695)	(91.3)
Provision for policy reserves	25,438	47,373	21,935	86.2
Provision for interest portion of reserve for dividends to policyholders	0	0	0	72.7
Investment expenses:	1,118	773	(345)	(30.9)
Interest paid	26	43	17	65.0
Losses on sales of securities	—	175	175	—
Impairment losses on securities	718	—	(718)	(100.0)
Losses on derivatives	318	24	(293)	(92.2)
Investment losses on special account	—	493	493	—
Operating, general and administrative expenses	41,441	43,649	2,208	5.3
Other ordinary expenses	1,171	1,940	769	65.7

Ordinary profit (loss)	1,565	(692)	(2,257)	(144.3)

Extraordinary gains:	0	4	4	3,869.5
Other extraordinary gains	0	4	4	3,869.5
Extraordinary losses:	94	480	386	409.8
Losses on disposal of fixed assets	7	15	7	111.6
Provision for reserves under the special laws:	87	125	38	44.0
Provision for reserve for price fluctuation	87	125	38	44.0
Other extraordinary losses	—	339	339	—

Provision for reserve for dividends to policyholders	1,107	1,194	86	7.8
Income (loss) before income taxes	363	(2,362)	(2,725)	(750.5)
Income taxes and deferred income taxes	325	(579)	(904)	(278.2)
Net income (loss)	38	(1,783)	(1,821)	(4,784.8)

Sompo Japan Himawari Life Insurance Co., Ltd. (Non-consolidated)

Major Business Results

Total amount of policies in force

	(Number in thousands, Yen in hundred millions, %)
	As of December 31, 2010				As of March 31, 2010
	Number		Amount		Number		Amount
		Rate of change		Rate of change		Rate of change		Rate of change
Individual insurance	1,871	108.1	112,761	108.4	1,732	109.9	104,049	110.1
Individual annuities	15	99.5	798	99.5	15	98.2	801	98.5
Group insurance	—	—	18,671	101.6	—	—	18,379	92.0
Group annuities	—	—	—	—	—	—	—	—

Note)	Amount of “Individual annuities” represents the sum of annuity fund at the beginning of annuity payment of contracts before the beginning of annuity payment and policy reserves for the contracts after the beginning of annuity payment.

Total amount of new policies

	(Number in thousands, Yen in hundred millions, %)
	Nine months ended December 31, 2009 (April 1 to December 31, 2009)				Nine months ended December 31, 2010 (April 1 to December 31, 2010)
	Number		Amount		Number		Amount
		Rate of change		Rate of change		Rate of change		Rate of change
Individual insurance	228	133.5	15,636	132.8	247	108.5	16,869	107.9
Individual annuities	0	105.6	15	96.7	0	114.9	16	105.9
Group insurance	—	—	425	651.7	—	—	171	40.2
Group annuities	—	—	—	—	—	—	—	—

Note)	Amount of “Individual annuities” represents the amount of annuity fund at the beginning of annuity payment.

Annualized premiums

Policies in force

	(Millions of yen, %)
	As of December 31, 2010		As of March 31, 2010
		Rate of change		Rate of change
Individual insurance	195,707	101.5	192,742	98.1
Individual annuities	3,534	102.8	3,439	98.9

Total	199,241	101.6	196,181	98.2

Medical and survival benefits	77,121	105.8	72,864	106.1

New policies

	(Millions of yen, %)
	Nine months ended December 31, 2009 (April 1 to December 31, 2009)		Nine months ended December 31, 2010 (April 1 to December 31, 2010)
		Rate of change		Rate of change
Individual insurance	17,662	111.8	19,411	109.9
Individual annuities	61	90.1	65	107.3

Total	17,723	111.7	19,477	109.9

Medical and survival benefits	8,637	125.1	9,057	104.9

Notes)

1.	Annualized premiums are calculated by using multipliers for various premium payment terms to the premium per payment. In single premium contracts, the amount is calculated by dividing the premium by the duration of the policy.
2.	Annualized premiums for medical and survival benefits include (a) premium related to medical benefits such as hospitalization and surgery benefits, (b) premium related to survival benefits such as specific illness and nursing benefits, and (c) premium related to premium waiver benefits, in which disability cause is excluded but causes such as specific illness and nursing care are included.

Sompo Japan Himawari Life Insurance Co., Ltd. (Non-consolidated)

Solvency Margin Ratio

	(Millions of yen)
	As of December 31, 2010	As of March 31, 2010
(A) Total Solvency Margin	161,571	157,431
Capital, etc.	52,754	54,533
Reserve for price fluctuation	919	794
Contingency reserve	16,261	15,355
General allowance for possible loan losses	14	18
Unrealized gains on securities (90% of gain or 100% of loss)	2,971	1,245
Net unrealized gains and losses on real estate (85% of gain or 100% of loss)	—	—
Policy reserves in excess of surrender values	73,347	69,171
Brought in capital, etc.	—	—
Subordinated debt, etc.	—	—
Deductions	—	—
Others	15,302	16,312
(B) Total Risks	13,563	12,915
Underwriting risk (R1)	6,927	6,382
Underwriting risk for third-sector insurance products including accident, sickness and nursing-care insurance (R8)	3,842	3,516
Guaranteed interest rate risk (R2)	3,212	3,188
Investment risk (R3)	4,076	4,223
Business management risk (R4)	367	352
Guaranteed minimum benefit risk (R7)	336	322
(C) Solvency Margin Ratio
	2,382.3%	2,437.9%

Notes)

1.	The above figures are calculated based on Articles 86, 87, 161, 162 and 190 of the Ordinance for Enforcement of the Insurance Business Law and the provisions of Notification No. 50 of the Ministry of Finance (1996). “Policy reserves in excess of surrender values” is calculated based on the provisions of Article 1 Paragraph 3-1 of Notification No. 50 of the Ministry of Finance.
2.	Guaranteed minimum benefit risk is calculated by the standard method.

NIPPONKOA Life Insurance Co., Ltd. (Non-consolidated)

Quarterly Balance Sheets

	(Millions of yen)
	As of December 31, 2010	As of March 31, 2010	Increase (Decrease)
	Amount	Amount
Assets:
Cash and deposits	10,309	14,371	(4,062)
Call loans	725	478	247
Receivables under securities borrowing transactions	25,502	25,382	120
Money trusts	20,213	19,916	297
Securities:	415,813	378,612	37,200
Government bonds	276,650	243,074	33,576
Municipal bonds	55,028	52,132	2,895
Corporate bonds	76,674	75,571	1,102
Domestic stocks	6,483	6,892	(408)
Foreign securities	976	941	35
Loans:	14,836	13,763	1,073
Policy loans	14,836	13,763	1,073
Tangible fixed assets	198	178	20
Intangible fixed assets	1,303	240	1,062
Agency accounts receivable	17	24	(7)
Reinsurance accounts receivable	178	183	(4)
Other assets	11,451	8,911	2,539
Deferred tax assets	6,725	6,931	(206)
Allowance for possible loan losses	(7)	(7)	0

Total assets	507,268	468,988	38,280

Liabilities:
Policy reserves:	450,504	411,682	38,821
Reserve for outstanding claims	2,441	2,998	(557)
Policy reserves	446,591	407,193	39,398
Reserve for dividends to policyholders	1,471	1,491	(19)
Agency accounts payable	749	804	(54)
Reinsurance accounts payable	163	113	50
Other liabilities	27,955	30,000	(2,045)
Reserve for retirement benefits	360	300	59
Reserve for bonus payments to directors	—	15	(15)
Reserves under the special laws:	608	542	66
Reserve for price fluctuation	608	542	66

Total liabilities	480,341	443,459	36,881

Net assets:
Shareholders’ equity:
Common stock	20,000	20,000	—
Retained earnings	1,608	1,564	44
Total shareholders’ equity	21,608	21,564	44
Valuation and translation adjustments:
Unrealized gains on securities available for sale, net of tax	5,318	3,964	1,353
Total valuation and translation adjustments	5,318	3,964	1,353

Total net assets	26,926	25,528	1,398

Total liabilities and net assets	507,268	468,988	38,280

NIPPONKOA Life Insurance Co., Ltd. (Non-consolidated)

Quarterly Statements of Income

	(Millions of yen)
	Nine months ended December 31, 2009 (April 1 to December 31, 2009)	Nine months ended December 31, 2010 (April 1 to December 31, 2010)	Increase (Decrease)	Rate of change
	Amount	Amount
Ordinary income:	74,587	84,353	9,765	13.1%
Insurance premiums and other:	67,058	76,360	9,301	13.9
Insurance premiums	66,925	75,764	8,838	13.2
Investment income:	6,555	6,970	415	6.3
Interest and dividend income	5,993	6,681	687	11.5
Investment gains on money trusts	484	289	(194)	(40.2)
Gains on sales of securities	73	—	(73)	(100.0)
Other ordinary income:	973	1,022	49	5.0
Reversal of reserve for outstanding claims	205	557	351	170.9

Ordinary expenses:	72,830	83,152	10,322	14.2
Insurance claims and other:	27,987	29,257	1,269	4.5
Insurance claims	6,400	7,869	1,469	23.0
Annuity payments	390	439	48	12.4
Insurance benefits	2,293	2,700	406	17.7
Surrender benefits	18,317	17,631	(685)	(3.7)
Other refunds	158	139	(19)	(12.0)
Provision for policy reserves and other:	31,202	39,399	8,196	26.3
Provision for policy reserves	31,202	39,398	8,196	26.3
Provision for interest portion of reserve for dividends to policyholders	0	1	0	24.9
Investment expenses:	53	29	(24)	(45.2)
Interest paid	49	26	(23)	(47.6)
Operating, general and administrative expenses	12,847	13,776	929	7.2
Other ordinary expenses	738	689	(48)	(6.6)

Ordinary profit	1,757	1,200	(556)	(31.7)

Extraordinary gains:	—	0	0	—
Reversal of allowance for possible loan losses	—	0	0	—
Extraordinary losses:	68	181	112	164.9
Losses on disposal of fixed assets	8	0	(7)	(88.8)
Provision for reserves under the special laws:	60	66	5	9.5
Provision for reserve for price fluctuation	60	66	5	9.5
Other extraordinary losses	—	114	114	—

Provision for reserve for dividends to policyholders	832	899	67	8.1
Income before income taxes	855	119	(736)	(86.0)
Income taxes and deferred income taxes	322	75	(246)	(76.6)
Net income	533	44	(489)	(91.7)

NIPPONKOA Life Insurance Co., Ltd. (Non-consolidated)

Major Business Results

Total amount of policies in force

	(Number in thousands, Yen in hundred millions, %)
	As of December 31, 2010				As of March 31, 2010
	Number		Amount		Number		Amount
		Rate of change		Rate of change		Rate of change		Rate of change
Individual insurance	604	108.9	42,412	105.9	555	111.1	40,044	105.1
Individual annuities	54	100.3	1,987	100.8	53	96.3	1,971	96.3
Group insurance	—	—	11,280	102.1	—	—	11,052	109.9
Group annuities	—	—	—	—	—	—	—	—

Note)	Amount of “Individual annuities” represents the sum of annuity fund at the beginning of annuity payment of contracts before the beginning of annuity payment and policy reserves for the contracts after the beginning of annuity payment.

Total amount of new policies

	(Number in thousands, Yen in hundred millions, %)
	Nine months ended December 31, 2009 (April 1 to December 31, 2009)				Nine months ended December 31, 2010 (April 1 to December 31, 2010)
	Number		Amount		Number		Amount
		Rate of change		Rate of change		Rate of change		Rate of change
Individual insurance	70	115.7	4,740	107.8	80	114.9	5,965	125.8
Individual annuities	0	84.6	38	76.8	2	246.4	92	242.1
Group insurance	—	—	284	146.5	—	—	83	29.5
Group annuities	—	—	—	—	—	—	—	—

Note)	Amount of “Individual annuities” represents the amount of annuity fund at the beginning of annuity payment.

Annualized premiums

Policies in force

	(Millions of yen, %)
	As of December 31, 2010		As of March 31, 2010
		Rate of change		Rate of change
Individual insurance	61,359	106.2	57,758	105.3
Individual annuities	12,071	100.9	11,966	96.5

Total	73,430	105.3	69,725	103.6

Medical and survival benefits	14,526	106.7	13,610	111.6

New policies

	(Millions of yen, %)
	Nine months ended December 31, 2009 (April 1 to December 31, 2009)		Nine months ended December 31, 2010 (April 1 to December 31, 2010)
		Rate of change		Rate of change
Individual insurance	6,580	104.3	7,871	119.6
Individual annuities	227	82.8	526	231.9

Total	6,807	103.4	8,398	123.4

Medical and survival benefits	1,836	101.7	1,766	96.2

Notes)

1.	Annualized premiums are calculated by using multipliers for various premium payment terms to the premium per payment. In single premium contracts, the amount is calculated by dividing the premium by the duration of the policy.
2.	Annualized premiums for medical and survival benefits include (a) premium related to medical benefits such as hospitalization and surgery benefits and (b) premium related to survival benefits such as specific illness.

NIPPONKOA Life Insurance Co., Ltd. (Non-consolidated)

Solvency Margin Ratio

	(Millions of yen)
	As of December 31, 2010	As of March 31, 2010
(A) Total Solvency Margin	62,847	60,078
Capital, etc.	20,766	21,564
Reserve for price fluctuation	608	542
Contingency reserve	5,202	4,859
General allowance for possible loan losses	—	—
Unrealized gains on securities (90% of gain or 100% of loss)	7,501	5,592
Net unrealized gains and losses on real estate (85% of gain or 100% of loss)	—	—
Policy reserves in excess of surrender values	27,228	25,993
Brought in capital, etc.	—	—
Subordinated debt, etc.	—	—
Deductions	—	—
Others	1,541	1,527
(B) Total Risks
	4,659	4,368
Underwriting risk (R1)	3,074	2,930
Underwriting risk for third-sector insurance products including accident and sickness insurance (R8)	1,077	970
Guaranteed interest rate risk (R2)	171	164
Investment risk (R3)	1,663	1,538
Business management risk (R4)	119	112
Guaranteed minimum benefit risk (R7)	—	—
(C) Solvency Margin Ratio
	2,697.9%	2,750.4%

Note)	The above figures are calculated based on Articles 86, 87, 161, 162 and 190 of the Ordinance for Enforcement of the Insurance Business Law and the provisions of Notification No. 50 of the Ministry of Finance (1996). “Policy reserves in excess of surrender values” is calculated based on the provisions of Article 1 Paragraph 3-1 of Notification No. 50 of the Ministry of Finance.

Sompo Japan DIY Life Insurance Co., Ltd. (Non-consolidated)

Quarterly Balance Sheets

	(Millions of yen)
	As of December 31, 2010	As of March 31, 2010	Increase (Decrease)
	Amount	Amount
Assets:
Cash and deposits	154	182	(28)
Securities:	4,722	5,407	(685)
Government bonds	2,388	2,690	(301)
Domestic stocks	852	950	(98)
Tangible fixed assets	59	80	(20)
Intangible fixed assets	—	0	(0)
Agency accounts receivable	0	0	0
Reinsurance accounts receivable	2	21	(18)
Other assets	1,154	456	698
Allowance for possible loan losses	—	(0)	0

Total assets	6,093	6,149	(55)

Liabilities:
Policy reserves:	1,089	1,041	48
Reserve for outstanding claims	199	141	58
Policy reserves	889	899	(10)
Agency accounts payable	3	3	0
Reinsurance accounts payable	28	32	(3)
Other liabilities	253	342	(88)
Reserve for retirement benefits	23	20	3
Reserves under the special laws:	16	15	0
Reserve for price fluctuation	16	15	0
Deferred tax liabilities	189	225	(35)

Total liabilities	1,604	1,680	(75)

Net assets:
Shareholders’ equity:
Common stock	10,100	10,100	—
Capital surplus	2,100	2,100	—
Retained earnings	(8,044)	(8,128)	83
Total shareholders’ equity	4,155	4,071	83
Valuation and translation adjustments:
Unrealized gains on securities available for sale, net of tax	334	397	(63)
Total valuation and translation adjustments	334	397	(63)

Total net assets	4,489	4,468	20

Total liabilities and net assets	6,093	6,149	(55)

Sompo Japan DIY Life Insurance Co., Ltd. (Non-consolidated)

Quarterly Statements of Income

	(Millions of yen)
	Nine months ended December 31, 2009 (April 1 to December 31, 2009)	Nine months ended December 31, 2010 (April 1 to December 31, 2010)	Increase (Decrease)	Rate of change

	Amount	Amount
Ordinary income:	2,761	2,866	104	3.8%
Insurance premiums and other:	2,721	2,824	103	3.8
Insurance premiums	2,665	2,733	68	2.6
Investment income:	40	31	(9)	(22.8)
Interest and dividend income	40	31	(9)	(22.8)
Other ordinary income:	0	10	10	7,003.9
Reversal of policy reserves	—	10	10	—

Ordinary expenses:	3,222	2,779	(443)	(13.8)
Insurance claims and other:	1,009	784	(224)	(22.3)
Insurance claims	746	512	(234)	(31.4)
Insurance benefits	150	164	14	9.7
Other refunds	0	3	2	238.7
Provision for policy reserves and other:	67	58	(9)	(14.0)
Provision for reserve for outstanding claims	61	58	(3)	(5.1)
Provision for policy reserves	6	—	(6)	(100.0)
Investment expenses:	0	0	(0)	(29.2)
Interest paid	0	0	(0)	(29.2)
Operating, general and administrative expenses	2,094	1,889	(204)	(9.8)
Other ordinary expenses	50	46	(4)	(8.8)

Ordinary profit (loss)	(461)	87	548	—

Extraordinary losses:	9	0	(8)	(89.5)
Provision for reserves under the special laws:	1	0	(0)	(11.6)
Provision for reserve for price fluctuation	1	0	(0)	(11.6)
Other extraordinary losses	8	－	(8)	(100.0)

Income (loss) before income taxes	(470)	86	556	—
Income taxes and deferred income taxes	2	2	—	—
Net income (loss)	(473)	83	556	—

Sompo Japan DIY Life Insurance Co., Ltd. (Non-consolidated)

Major Business Results

Total amount of policies in force

(Number in thousands, Yen in hundred millions, %)
	As of December 31, 2010				As of March 31, 2010
	Number		Amount		Number		Amount
		Rate of change		Rate of change		Rate of change		Rate of change
Individual insurance	46	99.3	7,906	98.3	46	101.1	8,039	99.7
Individual annuities	—	—	—	—	—	—	—	—
Group insurance	—	—	—	—	—	—	—	—
Group annuities	—	—	—	—	—	—	—	—

Total amount of new policies

(Number in thousands, Yen in hundred millions, %)
	Nine months ended December 31, 2009 (April 1 to December 31, 2009)				Nine months ended December 31, 2010 (April 1 to December 31, 2010)
	Number		Amount		Number		Amount
		Rate of change		Rate of change		Rate of change		Rate of change
Individual insurance	3	96.5	592	91.4	2	78.2	451	76.1
Individual annuities	—	—	—	—	—	—	—	—
Group insurance	—	—	—	—	—	—	—	—
Group annuities	—	—	—	—	—	—	—	—

Annualized premiums

Policies in force

	(Millions of yen, %)
	As of December 31, 2010		As of March 31, 2010
		Rate of change		Rate of change
Individual insurance	3,700	101.4	3,650	103.2
Individual annuities	—	—	—	—
Total	3,700	101.4	3,650	103.2
Medical and survival benefits	877	101.6	863	104.6

New policies

	(Millions of yen, %)
	Nine months ended December 31, 2009 (April 1 to December 31, 2009)		Nine months ended December 31, 2010 (April 1 to December 31, 2010)
		Rate of change		Rate of change
Individual insurance	244	94.9	193	79.3
Individual annuities	—	—	—	—
Total	244	94.9	193	79.3
Medical and survival benefits	74	98.7	55	74.8

Notes)

1.	Annualized premiums are calculated by using multipliers for various premium payment terms to the premium per payment. In single premium contracts, the amount is calculated by dividing the premium by the duration of the policy.
2.	Annualized premiums for medical and survival benefits include (a) premium related to medical benefits such as hospitalization and surgery benefits, (b) premium related to survival benefits such as specific illness and nursing benefits, and (c) premium related to premium waiver benefits, in which disability cause is excluded but causes such as specific illness and nursing care are included.

Sompo Japan DIY Life Insurance Co., Ltd. (Non-consolidated)

Solvency Margin Ratio

	(Millions of yen)
	As of December 31, 2010	As of March 31, 2010
(A) Total Solvency Margin	5,187	5,199
Capital, etc.	4,155	4,071
Reserve for price fluctuation	16	15
Contingency reserve	544	551
General allowance for possible loan losses	—	—
Unrealized gains on securities (90% of gain or 100% of loss)	471	560
Net unrealized gains and losses on real estate (85% of gain or 100% of loss)	—	—
Policy reserves in excess of surrender values	—	—
Brought in capital, etc.	—	—
Subordinated debt, etc.	—	—
Deductions	—	—
Others	—	—
(B) Total Risks
	571	582
Underwriting risk (R1)	447	454
Underwriting risk for third-sector insurance products including accident, sickness and nursing-care insurance (R8)	95	95
Guaranteed interest rate risk (R2)	0	0
Investment risk (R3)	103	118
Business management risk (R4)	19	20
Guaranteed minimum benefit risk (R7)	—	—
(C) Solvency Margin Ratio
	1,814.6%	1,785.9%

Note)	The above figures are calculated based on Articles 86, 87, 161, 162 and 190 of the Ordinance for Enforcement of the Insurance Business Law and the provisions of Notification No. 50 of the Ministry of Finance (1996). “Policy reserves in excess of surrender values” is calculated based on the provisions of Article 1 Paragraph 3-1 of Notification No. 50 of the Ministry of Finance.

Supplementary Explanation

< Calculation of ratios >

• Underwriting profit	=	Underwriting income – Underwriting expenses – Operating, general and administrative expenses related to underwriting + Other income and expenses*

	*	Other income and expenses include, but not limited to, income tax expenses for compulsory automobile liability insurance.

• Net loss ratio	=	(Net claims paid + Loss adjustment expenses) / Net premiums written × 100

• Net expense ratio	=	(Net commissions and brokerage fees + Operating, general and administrative expenses related to underwriting) / Net premiums written × 100

• Underwriting result ratio	=	(Net premiums written – Net claims paid – Loss adjustment expenses – Operating expenses) / Net premiums written × 100

< Solvency margin ratio >

•

In addition to reserves to cover payments for claims, benefits and maturity refunds, etc., it is necessary for insurance companies to maintain sufficient solvency in order to cover against risks which may exceed their normal estimates, i.e. the occurrence of major catastrophes, the fluctuation in mortality rate due to significant changes in key environmental factors and a big decline in value of assets held by insurance companies, etc.

•

Solvency margin ratio: (C), which is calculated in accordance with the Insurance Business Law, is the ratio of “solvency margin of insurance companies by means of their capital, reserves, etc.” (total solvency margin: (A)) to “risks which will exceed their normal estimates” (total risks: (B)).

•	“Risks which will exceed their normal estimates” are composed of risks described below.

<1>	Underwriting risk, underwriting risk for third-sector insurance products including accident, sickness and nursing-care insurance:

Risks of occurrence of insurance claims in excess of normal estimates (excluding risks relating to major catastrophes)

<2>	Guaranteed interest rate risk:

Risks of invested assets failing to yield assumed interest rates due to the aggravation of investment conditions than expected

<3>	Investment risk:

Risks of retained securities and other assets fluctuating in prices in excess of normal estimates

<4>	Business management risk:

Risks beyond normal estimates arising from business management (That does not fall under other categories.)

<5>	Major catastrophe risk:

Risks of the occurrence of major catastrophic losses in excess of normal estimates (risks such as the Great Kanto Earthquake or Isewan typhoon)

<6>	Guaranteed minimum benefit risk:

Risks of special account assets fluctuating in prices in excess of normal estimates

•

“Solvency margin of insurance companies by means of their capital, reserves, etc.” (total solvency margin) is the sum of total net assets (excluding planned outflows), certain reserves (reserve for price fluctuation, contingency reserve and catastrophic loss reserve, etc.) and parts of net unrealized gains and losses on real estate, etc.

•

Solvency margin ratio is one of the indicators for the regulatory authorities to monitor financial soundness of insurance companies. Solvency margin ratio exceeding 200% would indicate adequate capability to meet payments of possible insurance claims.

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the information in relation to the NKSJ Holdings, Inc. (“NKSJ”). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of NKSJ in light of the information currently available to NKSJ, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of NKSJ, as the case may be, to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. NKSJ does not undertake or will not undertake any obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by NKSJ in their subsequent domestic filings in Japan and filings with, or submissions to, the U.S. Securities Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, those below. The risks, uncertainties and other factors are also referred to in our domestic Quarterly Securities Reports.

(1)	Effects of deterioration of economic and business conditions in Japan

(2)	Risk of intensification of competition in the property and casualty insurance business

(3)	Changes to laws, regulations, and systems

(4)	Natural catastrophe risks related to insurance products

(5)	Occurrence of losses exceeding projection

(6)	Reinsurance risk

(7)	Effects of declining stock price

(8)	Effects of fluctuation in interest rate

(9)	Credit risk

(10)	Effects of fluctuation in foreign exchange rate

(11)	Liquidity risk

(12)	Life insurance business risks

(13)	Overseas business risk

(14)	Non-insurance business risk

(15)	Credit rating downgrade

(16)	Business interruption risk in case of natural disasters, etc.

(17)	Information security risk

(18)	Reputational risk

(19)	System integration risk

(20)	Risk of failure to adequately realize business integration synergies

(21)	Risks related to merger of life insurance subsidiaries

(22)	Other risks

[English Summary]

Quarterly Securities Report for the Three Months Ended December 31, 2010

Part 1: Corporate Information

Section 1: Information on the Company

1. Trends in major business indexes

2. Business overview

3. Subsidiaries and affiliates

4. Employees

Section 2: Business Conditions

1. Insurance operation

2. Business risks

3. Significant contracts on management

4. Financial positions, results of operations, and cash flows

Section 3: Information on the Facilities

Section 4: Information of the Reporting Company

1. Information on shares

(1) Total Number of Shares

(2) Stock Acquisition Rights

(3) Status of warrant bonds’ outstanding warrants with adjusted exercise prices

(4) Status of Rights Plan

(5) Changes in the Total Number of Shares Issued and the Amount of Common Stock

(6) Status of Major Shareholders

(7) Status of Voting Rights

2. Changes in stock prices

3. Directors

Section 5: Financial Condition

1. Quarterly Consolidated Financial Statements

2. Other

Part 2: Information on party(ies) providing guaranty to the Reporting Company

1

Part 1: Corporate Information

Section 1: Information on the Company

1.	Trends in major business indexes

(Omitted.)

2.	Business overview

(Omitted.)

3.	Subsidiaries and affiliates

(Omitted.)

4.	Employees

(Omitted.)

2

Section 2: Business Conditions

1.	Insurance operation

(Omitted.)

2.	Business risks

With respect to the information given in this quarterly report about the Company’s business conditions and financial condition in the fiscal third quarter, no matters with the potential to materially influence investors’ decisions have arisen. Further, no material changes have occurred from the information given under “Business risks” in the Company’s quarterly report for the fiscal first quarter.

The Company has no material events to report. Material events are those that raise material doubt about the assumption that the Company will continue as a going concern or materially affect the operation of the Company.

3.	Significant contracts on management

(Omitted.)

4.	Financial positions, results of operations, and cash flows

(Omitted.)

Section 3: Information on the Facilities

(Omitted.)

3

Section 4: Information of the Reporting Company

1.	Information on shares

(1)	Total Number of Shares

(Omitted.)

(2)	Stock Acquisition Rights

(Omitted.)

(3)	Status of warrant bonds’ outstanding warrants with adjusted exercise prices

(Omitted.)

(4)	Status of Rights Plan

(Omitted.)

(5)	Changes in the Total Number of Shares Issued and the Amount of Common Stock

(Omitted.)

(6)	Status of Major Shareholders

The following Major Shareholders transferred as of the end of the fiscal third quarter.

 Persons who became top 10 shareholders

	(As of December 31, 2010)
Shareholders’ name	Location	Number of shares held (thousands)	Percentage of ownership based on issued shares (%)
JP Morgan Chase Bank 380055 (standing proxy: Mizuho Corporate Bank, Ltd.)	270 PARK AVENUE. NEW YORK. NY 10017. UNITED STATES OF AMERICA (16-13 Tsukishima 4-chome, Chuo-ku, Tokyo)	21,366	1.29

4

‚ Persons who ceased to be top 10 shareholders

	(As of December 31, 2010)
Shareholders’ name	Location	Number of shares held (thousands)	Percentage of ownership based on issued shares (%)
Meiji Yasuda Life Insurance Company	1-1 Marunouchi 2-chome, Chiyoda-ku, Tokyo	19,824	1.19

Notes:

•

The Company received notification that Southeastern Asset Management Inc. owned shares as specified below as of November 30, 2010, per a large shareholding report filed on December 7, 2010, but the Company was unable to confirm the number of shares effectively owned by Southeastern Asset Management as of December 31, 2010. Therefore, the transfer stated above is based on the information recorded in its shareholder registry.

Shareholders’ name	Location	Number of shares held (thousands)	Percentage of ownership based on issued shares (%)
Southeastern Asset Management Inc.	6410 Poplar Avenue Suite 900, Memphis, TN 38119 U.S.A.	191,008	11.50

(7)	Status of Voting Rights

(Omitted.)

2.	Changes in stock prices

(Omitted.)

3.	Directors

(Omitted.)

5

Section 5: Financial Condition

1	Basis of Preparation of the Quarterly Consolidated Financial Statements

(1)	NKSJ Holdings, Inc. prepares its quarterly consolidated financial statements in accordance with the “Regulations concerning the Terminology, Forms and Preparation Methods of the Quarterly Consolidated Financial Statements” (Cabinet Ordinance No. 64, 2007) and the “Ordinance for Enforcement of the Insurance Business Law” (Ministry of Finance Ordinance No. 5, 1996) pursuant to the provision of Articles 61 and 82 of the “Regulations concerning the Terminology, Forms and Preparation Methods of the Quarterly Consolidated Financial Statements”.

(2)	NKSJ Holdings, Inc. was established as of April 1, 2010, so the three months ended December 31, 2009 (October 1 to December 31, 2009), the nine months ended December 31, 2009 (April 1 to December 31, 2009) and the fiscal year ended March 31, 2010 (April 1, 2009 to March 31, 2010) are not disclosed.

Among the items which shall be disclosed when significant changes are recognized, compared with March 31, 2010 under Regulations concerning the Terminology, Forms and Preparation Methods of the Quarterly Consolidated Financial Statements, those items except for minor items are disclosed, as there is no amount of the corresponding period.

2	Results of Operations for the Quarterly Consolidated Accounting Period

Results of operations for the third quarter consolidated accounting period are shown in “2. Other”, since NKSJ Holdings, Inc. conducts business defined in the provision of Article17-15 Paragraph 2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

3	Audit Certification

In accordance with the provision of Article 193-2 Paragraph 1 of the Financial Instruments and Exchange Act, the quarterly consolidated financial statements for the three months ended December 31, 2010 (October 1 to December 31, 2010) and the nine months ended December 31, 2010 (April 1 to December 31, 2010) have been reviewed by Ernst & Young ShinNihon LLC.

6

1.	Quarterly Consolidated Financial Statements

(1)	Quarterly Consolidated Balance Sheets

		(Millions of yen)
		As of December 31, 2010
Assets:
Cash and deposits		234,188
Call loans		64,225
Receivables under resale agreements		64,984
Receivables under securities borrowing transactions		25,502
Monetary receivables bought		34,720
Money trusts		81,392
Securities		6,580,373
Loans		706,428
Tangible fixed assets	*1	361,289
Intangible fixed assets		52,711
Other assets		591,847
Deferred tax assets		231,373
Allowance for possible loan losses		(6,185)

Total assets		9,022,852

Liabilities:
Underwriting funds:		7,316,385
Reserve for outstanding losses and claims		974,282
Underwriting reserves		6,342,103
Bonds		128,000
Other liabilities		269,447
Reserve for retirement benefits		108,981
Reserve for retirement benefits to directors		129
Reserve for bonus payments		7,446
Reserves under the special laws:		23,325
Reserve for price fluctuation		23,325
Deferred tax liabilities		978

Total liabilities		7,854,696

Net assets:
Shareholders’ equity:
Common stock		100,045
Capital surplus		438,555
Retained earnings		336,104
Treasury stock		(567)

Total shareholders’ equity		874,137

Valuation and translation adjustments:
Unrealized gains on securities available for sale, net of tax		315,576
Deferred gains on hedges		4,274
Foreign currency translation adjustments		(31,150)

Total valuation and translation adjustments		288,699

Stock acquisition rights		2,362
Non-controlling interests		2,955

Total net assets		1,168,156

Total liabilities and net assets		9,022,852

7

(2)	Quarterly Consolidated Statements of Income

		(Millions of yen)
		Nine months ended December 31, 2010 (April 1 to December 31, 2010)
Ordinary income:		2,002,076
Underwriting income:		1,903,022
Net premiums written		1,465,475
Deposits of premiums by policyholders		118,276
Interest and dividend income on deposits of premiums, etc.		44,860
Life insurance premiums written		171,436
Reversal of reserve for outstanding losses and claims		59,675
Reversal of underwriting reserves		39,068
Investment income:		91,957
Interest and dividend income		116,534
Investment gains on money trusts		847
Gains on sales of securities		9,396
Transfer of interest and dividend income on deposits of premiums, etc.		(44,860)
Other ordinary income		7,097
Ordinary expenses:		1,956,103
Underwriting expenses:		1,602,747
Net claims paid		925,954
Loss adjustment expenses	*1	97,439
Net commissions and brokerage fees	*1	265,020
Maturity refunds to policyholders		264,815
Life insurance claims paid		43,872
Investment expenses:		30,422
Investment losses on money trusts		914
Investment losses on trading securities		17
Losses on sales of securities		3,607
Impairment losses on securities		9,854
Operating, general and administrative expenses	*1	314,200
Other ordinary expenses:		8,734
Interest paid		5,403

Ordinary profit		45,973

Extraordinary gains:		2,251
Gains on disposal of fixed assets		316
Gains on negative goodwill		149
Other extraordinary gains	*2	1,785
Extraordinary losses:		7,210
Losses on disposal of fixed assets		493
Impairment losses		662
Provision for reserves under the special laws:		4,832
Provision for reserve for price fluctuation		4,832
Other extraordinary losses	*3	1,222

Income before income taxes and non-controlling interests		41,014

Income taxes and deferred income taxes		16,418

Income before non-controlling interests		24,596

Non-controlling interests		(250)

Net income		24,846

8

(3)	Quarterly Consolidated Statements of Cash Flows

(Millions of yen)
Nine months ended December 31, 2010 (April 1 to December 31, 2010)
Cash flows from operating activities:
Income before income taxes and non-controlling interests	41,014
Depreciation	14,722
Impairment losses	662
Amortization of goodwill	1,466
Gains on negative goodwill	(149)
Increase (decrease) in reserve for outstanding losses and claims	(60,131)
Increase (decrease) in underwriting reserves	(41,240)
Increase (decrease) in allowance for possible loan losses	(1,399)
Increase (decrease) in reserve for retirement benefits	5,402
Increase (decrease) in reserve for retirement benefits to directors	37
Increase (decrease) in reserve for bonus payments	(15,060)
Increase (decrease) in reserve for bonus payments to directors	(57)
Increase (decrease) in reserve for price fluctuation	4,832
Interest and dividend income	(116,534)
Losses (gains) on investment in securities	7,214
Interest expenses	5,403
Foreign exchange losses (gains)	6,363
Losses (gains) related to tangible fixed assets	177
Investment losses (gains) on the equity method	(13)
Decrease (increase) in other assets	73,652
Increase (decrease) in other liabilities	(40,953)
Others	11,053

Subtotal	(103,536)

Interest and dividend received	121,566
Interest paid	(7,123)
Income taxes paid	(14,388)

Cash flows from operating activities	(3,482)

9

		(Millions of yen)
		Nine months ended December 31, 2010 (April 1 to December 31, 2010)
Cash flows from investing activities:
Net decrease (increase) in deposits		23,741
Purchase of monetary receivables bought		(1,187)
Proceeds from sales and redemption of monetary receivables bought		8,242
Increase in money trusts		(21)
Decrease in money trusts		3,347
Purchase of securities		(675,269)
Proceeds from sales and redemption of securities		578,722
Loans made		(141,696)
Collection of loans		164,727
Net increase in receivables and payables under securities borrowing transactions		5,279
Others		14,174

Subtotal		(19,938)

Total of operating activities and investment transactions as above		(23,421)

Acquisition of tangible fixed assets		(6,429)
Proceeds from sales of tangible fixed assets		895
Acquisition of stocks of subsidiaries resulting in changes in the scope of consolidation		(28,409)
Others		(2,629)

Cash flows from investing activities		(56,512)

Cash flows from financing activities:
Proceeds from issuance of stocks		0
Proceeds from sales of treasury stock		18
Acquisition of treasury stock		(749)
Dividends paid		(25,671)
Dividends paid to non-controlling shareholders		(5)
Others		1,101

Cash flows from financing activities		(25,306)

Effect of exchange rate changes on cash and cash equivalents		(1,858)

Net increase (decrease) in cash and cash equivalents		(87,160)

Cash and cash equivalents at the beginning of the period		262,844
Net increase in cash and cash equivalents due to share exchange		141,141
Net increase in cash and cash equivalents due to merger		3,022

Cash and cash equivalents at the end of the period	*1	319,848

10

[Changes in significant accounting policies for the preparation of the quarterly consolidated financial statements]

Nine months ended December 31, 2010 (April 1 to December 31, 2010)
Changes in the scope of consolidation

There is no mention as NKSJ Holdings, Inc. was established as of April 1, 2010. Fiba Sigorta Anonim Sirketi is included in the consolidation from the third quarter of this fiscal year as it became a subsidiary through the acquisition of shares as of November 2, 2010.

As a result, the number of consolidated subsidiaries for the nine months ended December 31, 2010 is 24 companies.

[Adoption of accounting methods used specifically for the preparation of the quarterly consolidated financial statements]

Nine months ended December 31, 2010 (April 1 to December 31, 2010)

Calculation of income taxes

Income taxes are calculated by applying a reasonably estimated effective tax rate to income before income taxes. The estimated effective tax rate is determined by estimating the effective tax rate after applying deferred tax accounting for the fiscal year, including the third quarter of this fiscal year. When it is remarkably unreasonable to adopt this accounting method, income taxes are calculated by the statutory effective tax rate.

11

[Notes to the quarterly consolidated financial statements]

(Notes to the quarterly consolidated balance sheets)

As of December 31, 2010
*1	Accumulated depreciation of tangible fixed assets amounts to 395,361 million yen.

(Notes to the quarterly consolidated statements of income)

Nine months ended December 31, 2010 (April 1 to December 31, 2010)
*1	Major components of operating expenses
	Agency commissions, etc.	266,301 million yen
	Salaries	177,637 million yen
Operating expenses represent the sum of loss adjustment expenses, operating, general and administrative expenses and net commissions and brokerage fees included in the quarterly consolidated statement of income.

*2	Other extraordinary gains are 1,785 million yen of gains on extinguishment of tie-in shares.

*3	The major component of other extraordinary losses is 904 million yen of the impact related to the adoption of accounting standards for asset retirement obligations.

(Notes to the quarterly consolidated statements of cash flows)

Nine months ended December 31, 2010 (April 1 to December 31, 2010)
*1	Reconciliation of cash and cash equivalents to the line items disclosed in the quarterly consolidated balance sheet as of December 31, 2010

	Cash and deposits	234,188 million yen
	Call loans	64,225 million yen
	Receivables under resale agreements	64,984 million yen
	Securities	6,580,373 million yen
	Time deposit with an original maturity of more than 3 months	(48,601) million yen
	Securities other than cash equivalents	(6,575,321) million yen

	Cash and cash equivalents	319,848 million yen

2	Cash flows from investing activities include cash flows from investment activities conducted as a part of insurance business.

12

(Shareholders’ Equity)

As of December 31, 2010 and the nine months ended December 31, 2010 (April 1 to December 31, 2010)

1	Type and number of shares outstanding:

Common stock: 1,661,409 thousand shares

2	Type and number of treasury stock:

Common stock: 975 thousand shares

3	Stock acquisition rights as of December 31, 2010:

Stock acquisition rights for stock option: 2,362 million yen (NKSJ Holdings, Inc.     2,362 million yen)

4	Dividends

(1)	Dividends paid

NKSJ Holdings, Inc. is a joint holding company established through share exchange on April 1, 2010, so the amounts of dividends paid are the amounts approved at each general meeting of stockholders of wholly-owned subsidiaries mentioned below.

Sompo Japan Insurance Inc.

Resolution	Type of share	Total amount of dividend	Dividend per share	Date of record	Effective date	Source of dividend

General meeting of stockholders held on June 28, 2010	Common stock	19,681 million yen	20 yen	March 31, 2010	June 29, 2010	Retained earnings

NIPPONKOA Insurance Co., Ltd.

Resolution	Type of share	Total amount of dividend	Dividend per share	Date of record	Effective date	Source of dividend

General meeting of stockholders held on June 28, 2010	Common stock	6,019 million yen	8 yen	March 31, 2010	June 29, 2010	Retained earnings

(2)	Of dividends with record date within the nine months ended December 31, 2010, dividends with the effective date after December 31, 2010

None.

13

(Segment information)

[Segment information]

1	Summary of reportable segments

The reportable segment of NKSJ Holdings, Inc. (NKSJ) is the component of our company, for which discrete financial information is available, and whose operating results are regularly reviewed by the board of directors to make decisions about resources to be allocated to the segment and assess its performance.

The respective group companies of NKSJ determine their comprehensive strategies for their operations as independent management unit and roll out their operations under the group-wide management policy of NKSJ.

Therefore, NKSJ is composed of the business segments which include the respective group companies as a minimum component, and “Property and casualty insurance business” and “Life insurance business” are determined as the reportable segments. NKSJ and other operations which are not covered by the reportable segments, are included in “Others”. The major companies which constitute each reportable segment and “Others” are listed below.

“Property and casualty insurance business” conducts underwriting of property and casualty insurance and related investment activities. “Life insurance business” conducts underwriting of life insurance and related investment activities.

Major companies

Reportable segments

Property and casualty insurance business

Sompo Japan Insurance Inc.

NIPPONKOA Insurance Co., Ltd.

Sonpo 24 Insurance Co., Ltd.

Saison Automobile and Fire Insurance Company, Limited

Sompo Japan Insurance Company of America

Sompo Japan Insurance Company of Europe Limited

Yasuda Seguros S.A.

Life insurance business	Sompo Japan Himawari Life Insurance Co., Ltd. NIPPONKOA Life Insurance Co., Ltd. Sompo Japan DIY Life Insurance Co., Ltd.

Others	NKSJ Holdings, Inc. Sompo Japan DC Securities Co., Ltd. Healthcare Frontier Japan Inc. Sompo Japan Nipponkoa Asset Management Co., Ltd. Yasuda Enterprise Development Co., Ltd.

14

2	Information related to the amount of sales and net income or loss by each reportable segment

Nine months ended December 31, 2010 (April 1 to December 31, 2010)

	(Millions of yen)
	Reportable segments			Others (Note 2)	Total	Adjustment (Note 3)	Carrying amount on the quarterly consolidated statements of income (Note 4)
	Property and casualty insurance business	Life insurance business	Total
Sales (Note 1)
Sales from transactions with external customers	1,465,475	171,436	1,636,912	3,677	1,640,589	361,487	2,002,076
Sales arising from internal segment	—	—	—	2,289	2,289	(2,289)	—

Total	1,465,475	171,436	1,636,912	5,966	1,642,879	359,197	2,002,076

Net income (loss) attributable to segment	29,261	(3,330)	25,931	(1,084)	24,846	—	24,846

Notes)

1 The definitions of sales are as follows.
Property and casualty insurance business: Life insurance business:	Net premiums written Life insurance premiums written
“Others” and carrying amount on the quarterly consolidated statements of income:	Ordinary income
2 “Others” is business segments which are not included in reportable segments. It includes other operations.
3 Adjustments of sales are as follows.
Elimination of transactions arising from internal segment:	(2,289) million yen
Ordinary income related to property and casualty insurance business and life insurance business excluding net premiums written and life insurance premiums written:	361,487 million yen
4 Net income or loss attributable to segment is adjusted to net income in the quarterly consolidated statements of income.

3	Information related to goodwill by each reportable segment

(Significant changes in the amount of goodwill)

In “Property and casualty insurance business”, as mentioned in “Business combinations”, Sompo Japan Insurance Inc. and other 5 consolidated subsidiaries of NKSJ acquired shares of Fiba Sigorta Anonim Sirketi as of November 2, 2010. The increase in the amount of goodwill related to the acquisition is 21,233 million yen for the three months ended December 31, 2010.

15

(Financial instruments)

As of December 31, 2010

The financial instruments which NKSJ Holdings, Inc. considers extremely difficult to figure out the fair value are not included in the following table.

	(Millions of yen)
	Carrying amount on balance sheet	Fair value	Unrealized gains (losses)
Cash and deposits	234,188	234,188	—
Call loans	64,225	64,225	—
Receivables under resale agreements	64,984	64,984	—
Receivables under securities borrowing transactions	25,502	25,502	—
Monetary receivables bought	34,720	34,720	—
Money trusts	80,958	80,958	—
Securities	6,390,088	6,446,340	56,251
Loans	706,428
Allowance for possible loan losses (*1)	(1,561)

	704,866	712,881	8,014

Total assets	7,599,534	7,663,800	64,266

Bonds	128,000	131,008	3,008

Total liabilities	128,000	131,008	3,008

Derivative transactions (*2)
Not qualifying for hedge accounting	1,899	1,899	—
Qualifying for hedge accounting	14,536	14,535	(0)

Total derivative transactions	16,436	16,435	(0)

(*1)	General allowance for possible loan losses and individual allowance for possible loan losses responding to loans are excluded.
(*2)	This table shows derivative transactions which are allocated on other assets and other liabilities collectively.

Assets and liabilities arising out from derivative transactions are shown on the net basis. The items which are net debt in total are shown by an asterisk (*).

Notes)

1	Calculation methods for the fair value of cash and deposits

Since all deposits are short term, the fair value approximates the book value, so the book value is presented as the fair value.

2	Calculation methods for the fair value of call loans

Since all call loans are short term, the fair value approximates the book value, so the book value is presented as the fair value.

3	Calculation methods for the fair value of receivables under resale agreements

Since all are short term, the fair value approximates the book value, so the book value is presented as the fair value.

4	Calculation methods for the fair value of receivables under securities borrowing transactions

Since all are short term, the fair value approximates the book value, so the book value is presented as the fair value.

5	Calculation methods for the fair value of monetary receivables bought

The fair value is based on the price quoted by counterparties.

16

6	Calculation methods for the fair value of money trusts

The fair value of the domestic bonds which are managed as trust asset is based on exchange price, the price released by Japan Securities Dealers Association, the price quoted by counterparties and the over-the-counter average price released by the supplier. The fair value of the domestic stocks which are managed as trust asset is based on exchange price. And the fair value of foreign securities is based on exchange price, the price released by the industry association and the price quoted by counterparties. As for derivative transactions, the fair value of quoted derivatives is based on exchange price and the fair value of forward foreign exchanges is based on forward exchange rate.

7	Calculation methods for the fair value of securities

The fair value of the domestic bonds is based on exchange price, the price released by Japan Securities Dealers Association and the price quoted by counterparties. The fair value of the domestic stocks is based on exchange price. And the fair value of foreign securities is based on exchange price and the price quoted by counterparties.

8	Calculation methods for the fair value of loans

The fair value is the amount of future collection cash flow of each loan which is discounted by the risk free rate for the corresponding the period, adding credit risk premium and liquidity premium thereto, or the total amount of principal and interest which is discounted by the expected interest rate of new loans by the types and categories of internal ratings. For the loans categorized as non-performing, probably irrecoverable, irrecoverable or some intensive control debtors, the fair value is the amount of present value of estimated future cash flow, or since the potential loan losses are estimated based on the amount expected to be covered by collateral and guarantee, the fair value approximates the amount which the current estimated loan losses are deducted from the carrying amount on the quarterly consolidated balance sheet, so such amount is presented as the fair value.

9	Calculation methods for the fair value of bonds

The fair value is calculated as the amount of future cash flow discounted at the risk free rate for the corresponding period, adding credit risk premium and liquidity premium thereto.

10	Calculation methods for the fair value of derivative transactions

The fair value of forward foreign exchange transactions is calculated using forward exchange rate. As for forward foreign exchange transactions between foreign currency and the other foreign currency, the fair value is calculated using forward exchange rate of the other foreign currency and yen on the day of forward foreign exchange transactions.

The fair value of currency option transactions is based on the price quoted by counterparties.

The transactions such as forward foreign exchanges that applied exceptional accounting are accounted for together in securities of hedge objectives. Therefore, the fair value is included in the fair value of the securities.

The fair value of interest rate swap transactions is based on the price quoted by counterparties or the fair value calculated by discounting future cash flow to the present value.

The fair value of equity index future transactions is based on the closing price at major exchanges.

The fair value of equity index option transactions is based on the closing price at major exchanges.

The fair value of bond future transactions is based on the closing price at major exchanges.

The fair value of credit derivative transactions is based on the price quoted by counterparties.

The fair value of weather derivative transactions is calculated based on the contract term and the element of the contract.

The fair value of earthquake derivative transactions is calculated based on the contract term and the element of the contract.

17

(Securities)

As of December 31, 2010

1	Bonds held to maturity (which have readily determinable fair value)

	(Millions of yen)
	Carrying amount on balance sheet	Fair value	Unrealized gains (losses)
Domestic bonds	1,109,413	1,164,456	55,043
Foreign securities	62,422	63,158	735

Total	1,171,836	1,227,614	55,778

2	Policy reserve matching bonds (which have readily determinable fair value)

	(Millions of yen)
	Carrying amount on balance sheet	Fair value	Unrealized gains (losses)
Domestic bonds	14,775	15,248	473

Total	14,775	15,248	473

3	Securities available for sale (which have readily determinable fair value)

	(Millions of yen)
	Cost	Carrying amount on balance sheet	Unrealized gains (losses)
Domestic bonds	2,431,283	2,500,594	69,310
Domestic stocks	1,135,321	1,609,106	473,784
Foreign securities	1,092,602	1,034,476	(58,126)
Others	89,625	92,171	2,545

Total	4,748,834	5,236,348	487,513

Notes)

1	Certificate of deposit, which are classified as cash and deposits and beneficial interests in the loan trusts, which are classified as monetary receivables bought in the quarterly consolidated balance sheet, are included in “Others” above.
2	Impairment losses on securities available for sale which have readily determinable fair value amount to 8,918 million yen. NKSJ Holdings, Inc. and its domestic consolidated subsidiaries recognize impairment losses on securities available for sale which have readily determinable fair value if fair value declines by 30% or more of their cost as of the quarterly balance sheet date, as a rule.

18

(Derivatives transactions)

As of December 31, 2010

		(Millions of yen)
Type	Transaction	Notional amount		Fair value	Unrealized gains (losses)
Currency derivatives	Forward foreign exchanges:
	Short	59,286		1,891	1,891
	Long	16,466		(314)	(314)
	Currency options:
	Short	35,823
		87	*	(30)	57
	Long	33,174
		87	*	143	55

Equity derivatives	Equity index futures:
	Short	5,611		(55)	(55)
	Equity index options:
	Short	5,417
		205	*	(1)	203
	Long	4,400
		205	*	108	(96)

Bond derivatives	Bond futures:
	Long	1,426		(13)	(13)

Others	Credit derivatives:
	Short	9,000		66	66
	Long	2,000		0	0
	Weather derivatives:
	Short	472
		19	*	(10)	8
	Earthquake derivatives:
	Short	3,960
		119	*	(10)	109
	Long	3,555
		366	*	125	(241)

Total		—		1,899	1,672

Notes)

1	Derivatives transactions to which hedge accounting is applied are excluded.
2	Amounts with an asterisk (*) represent the amount of the option premiums.

19

(Business combinations)

Three months ended December 31, 2010 (October 1 to December 31, 2010)

1	Business integration

(1)	The name of acquiree and its type of business, reason for business integration, date of business integration, legal form of business integration, name of the entity after business integration, percentage of voting rights acquired and the primary reason for defining the acquiror

(a)	The name of acquiree and its type of business

Fiba Sigorta Anonim Sirketi (Fiba Sigorta)    :Property and casualty insurance business

(b)	Reason for business integration

Through the acquisition of Fiba Sigorta, NKSJ Holdings, Inc. (NKSJ) plans to establish a strong platform to expand NKSJ’s property and casualty insurance business in the fast-growing Turkish market.

(c)	Date of business integration

November 2, 2010

(d)	Legal form of business integration

Acquisition of shares by cash

(e)	Name of the entity after business integration

Fiba Sigorta Anonim Sirketi

(f)	Percentage of voting rights acquired

90.0%

(g)	The primary reason for defining the acquiror

NKSJ was defined as the acquiror because Sompo Japan Insurance Inc. and other 5 consolidated subsidiaries of NKSJ acquired shares of Fiba Sigorta by cash.

(2)	The business term of the acquiree included in the quarterly consolidated statements of income for the nine months ended December 31, 2010

None. The date of business integration was the date after September 30, 2010 which is the balance sheet date of the third quarter of Fiba Sigorta.

(3)	Acquisition cost with details of the acquiree

Purchase price	484 million Turkish liras
Direct cost for the acquisition	22 million Turkish liras

Total	507 million Turkish liras

20

(4)	Amount of goodwill, reason for recognizing goodwill and method and term of amortization

(a)	Amount of goodwill

377 million Turkish liras

(b)	Reason for recognizing goodwill

The acquisition cost exceeded the net amounts of assets acquired and liabilities assumed on the date of business integration.

(c)	Method and term of amortization

Straight-line amortization in 20 years

(5)	Amounts of assets acquired and liabilities assumed on the date of business integration

Total assets:	381 million Turkish liras
Cash and deposits	256 million Turkish liras
Total liabilities:	251 million Turkish liras
Underwriting funds	218 million Turkish liras

2	Transactions under common control

(1)	The name of constituent companies and its type of business, date of business integration, legal form of business integration, name of the entity after business integration and purpose of transactions

(a)	The name of constituent companies and its type of business

Sompo Japan Asset Management Co., Ltd. (SJAM)	: Investment advisory business and mutual fund business
ZEST Asset Management Ltd. (ZEST)	: Investment advisory business

(b)	Date of business integration

October 1, 2010

(c)	Legal form of business integration

Absorption by SJAM (consolidated company of NKSJ) of a surviving company and ZEST (non-consolidated company of NKSJ) of a merging company

(d)	Name of the entity after business integration

Sompo Japan Nipponkoa Asset Management Co., Ltd. (consolidated company of NKSJ)

(e)	Purpose of transactions

NKSJ plans the concentration and the enhancement of the investment operation of NKSJ Group.

(2)	Summary of accounting treatment

The transactions are accounted for as transactions under common control in accordance with the Accounting Standards Board of Japan Statement No. 21 “Accounting Standard for Business Combinations in Japan” (December 26, 2008) and the Accounting Standards Board of Japan Guidance No. 10 “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (December 26, 2008).

21

(Per share information)

1	Total net assets per share

As of December 31, 2010
Total net assets per share	700.32 yen

Note)

Calculation	of total net assets per share is based on the following figures.

(Millions of yen)
As of December 31, 2010
Total net assets	1,168,156
Amount to be deducted from total net assets:	(5,318)
Stock acquisition rights	(2,362)
Non-controlling interests	(2,955)
Total net assets attributable to common stocks	1,162,837
Number of common stocks used for calculation of total net assets per share	thousand shares
1,660,433

2	Net income per share

Nine months ended December 31, 2010 (April 1 to December 31, 2010)
Net income per share—Basic	14.96 yen
Net income per share—Diluted	14.93 yen

Note)

Calculation	of basic net income per share and diluted net income per share is based on the following figures.

(Millions of yen)
Nine months ended December 31, 2010 (April 1 to December 31, 2010)
(1) Net income per share—Basic
Net income	24,846
Net income not attributable to common stockholders	—
Net income attributable to common stocks	24,846
Average number of common stocks outstanding	thousand shares 1,660,680
(2) Net income per share—Diluted
Adjustment of net income	—
Increase of common stocks	thousand shares
2,603

22

(Significant subsequent events)

None.

23

2.	Other

(1)	Quarterly Consolidated Statements of Income for the Third Quarter Consolidated Accounting Period

The quarterly consolidated statements of income for the third quarter consolidated accounting period are not reviewed, since NKSJ Holdings, Inc. conducts business defined in the provision of Article17-15 Paragraph 2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

(Millions of yen)
Three months ended December 31, 2010 (October 1 to December 31, 2010)
Ordinary income:	672,277
Underwriting income:	641,637
Net premiums written	477,642
Deposits of premiums by policyholders	38,878
Interest and dividend income on deposits of premiums, etc.	14,799
Life insurance premiums written	62,530
Reversal of reserve for outstanding losses and claims	24,032
Reversal of underwriting reserves	22,613
Investment income:	28,734
Interest and dividend income	38,080
Investment gains on money trusts	(48)
Investment gains on trading securities	(67)
Realized gains on sales of securities	3,556
Transfer of interest and dividend income on deposits of premiums, etc.	(14,799)
Other ordinary income	1,905
Ordinary expenses:	665,193
Underwriting expenses:	554,688
Net claims paid	318,674
Loss adjustment expenses	31,989
Net commissions and brokerage fees	88,955
Maturity refunds to policyholders	98,962
Life insurance claims paid	15,136
Investment expenses:	5,508
Investment losses on money trusts	333
Investment losses on trading securities	17
Realized losses on sales of securities	1,405
Impairment losses on securities	3,026
Operating, general and administrative expenses	102,191
Other ordinary expenses:	2,804
Interest paid	1,783

Ordinary profit	7,084

Extraordinary gains:	236
Gains on disposal of fixed assets	236
Extraordinary losses:	2,286
Losses on disposal of fixed assets	168
Provision for reserves under the special laws:	1,989
Provision for reserve for price fluctuation	1,989
Other extraordinary losses	129

Income before income taxes and non-controlling interests	5,034

Income taxes and deferred income taxes	4,374

Income before non-controlling interests	659

Non-controlling interests	(70)

Net income	729

Note)	The above table represents the amounts deducting the amounts for the six months ended September 30, 2010 from the amounts for the nine months ended December 31, 2010.

24

(Segment information)

[Segment information]

1	Information related to the amount of sales and net income or loss by each reportable segment

Three months ended December 31, 2010 (October 1 to December 31, 2010)

	(Millions of yen)
	Reportable segments			Others (Note 2)	Total	Adjustment (Note 3)	Carrying amount on the quarterly consolidated statements of income (Note 4)
	Property and casualty insurance business	Life insurance business	Total
Sales (Note 1)
Sales from transactions with external customers	477,642	62,530	540,173	1,341	541,514	130,763	672,277
Sales arising from internal segment	—	—	—	803	803	(803)	—

Total	477,642	62,530	540,173	2,145	542,318	129,959	672,277

Net income (loss) attributable to segment	1,644	(950)	693	36	729	—	729

Notes)

1 The definitions of sales are as follows.
Property and casualty insurance business:	Net premiums written
Life insurance business:	Life insurance premiums written
“Others” and carrying amount on the quarterly consolidated statements of income:	Ordinary income
2 “Others” is business segments which are not included in reportable segments. It includes other operations.
3 Adjustments of sales are as follows.
Elimination of transactions arising from internal segment:	(803) million yen
Ordinary income related to property and casualty insurance business and life insurance business excluding net premiums written and life insurance premiums written:	130,763 million yen
4 Net income or loss attributable to segment is adjusted to net income in the quarterly consolidated statements of income.

25

(Per share information)

Three months ended December 31, 2010 (October 1 to December 31, 2010)
Net income per share—Basic	0.43 yen
Net income per share—Diluted	0.43 yen

Note) Calculation of basic net income per share and diluted net income per share is based on the following figures.

(Millions of yen)
Three months ended December 31, 2010 (October 1 to December 31, 2010)
(1) Net income per share—Basic
Net income	729
Net income not attributable to common stockholders	—
Net income attributable to common stocks	729
Average number of common stocks outstanding	thousand shares 1,660,478
(2) Net income per share—Diluted
Adjustment of net income	—
Increase of common stocks	thousand shares
3,192

26

(2)	Other

None.

27

Part 2: Information on party(ies) providing guaranty to the Reporting Company

(Omitted.)

28

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the information in relation to the NKSJ Holdings, Inc. (“NKSJ”). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of NKSJ in light of the information currently available to NKSJ, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of NKSJ, as the case may be, to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. NKSJ does not undertake or will not undertake any obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by NKSJ in their subsequent domestic filings in Japan and filings with, or submissions to, the U.S. Securities Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, those below. The risks, uncertainties and other factors are also referred to in our domestic Quarterly Securities Reports.

(1)	Effects of deterioration of economic and business conditions in Japan

(2)	Risk of intensification of competition in the property and casualty insurance business

(3)	Changes to laws, regulations, and systems

(4)	Natural catastrophe risks related to insurance products

(5)	Occurrence of losses exceeding projection

(6)	Reinsurance risk

(7)	Effects of declining stock price

(8)	Effects of fluctuation in interest rate

(9)	Credit risk

(10)	Effects of fluctuation in foreign exchange rate

(11)	Liquidity risk

(12)	Life insurance business risks

(13)	Overseas business risk

(14)	Non-insurance business risk

(15)	Credit rating downgrade

(16)	Business interruption risk in case of natural disasters, etc.

(17)	Information security risk

(18)	Reputational risk

(19)	System integration risk

(20)	Risk of failure to adequately realize business integration synergies

(21)	Risks related to merger of life insurance subsidiaries

(22)	Other risks

29